Exhibit 1

TABLE OF CONTENTS

Chairman’s Message	2

Selected Consolidated Financial Data	4

Management’s Discussion and Analysis of Financial Condition and Results of Operations	6

Report of Independent Accountants	17

Consolidated Balance Sheets	18

Consolidated Statements of Operations	19

Consolidated Statements of Cash Flows	20

Consolidated Statements of Shareholders’ Equity	22

Notes to Consolidated Financial Statements	23

Stock Market Information	41

The Creative Network	42

Corporate Directory	44

Chairman’s Message

Dear Shareholders,

In my message to you last year, I shared with you that Creative was at an inflection point. I said that “the Personal Digital Entertainment (PDE) market that we pioneered five years earlier has finally achieved ‘critical mass’”, and “has reached a self sustaining rapid growth stage and is about to explode”. The PC and consumer electronics markets were also at their inflection points, with the two giant markets converging on the new PDE market and moving towards a head-on collision to battle for the dominance of this new space.

Over the past year, the PDE market has indeed exploded, especially for the MP3 digital audio segment. Major players, incumbents as well as new players, from both the PC and consumer electronics market have been drawn in by the attractive opportunities in this nascent and potentially huge, but highly competitive market. Competition is expected to become more intense as even more entrants are drawn in, but we expect the market to consolidate soon to a few major players. In fact, the consolidation has already begun.

On Creative’s part, we were well positioned and fully prepared to take on this new and exciting challenge. We had over the past year continued to prepare ourselves for the challenge of extending our unrivaled leadership position in the PC audio arena into the highly competitive PDE market, focusing attention especially on the MP3 digital audio segment. We continued to acquire new capabilities in PDE, focusing our R&D resources on innovation in both technical product design and visual ID of our products (the results of which you can see on the cover pages of this Annual Report), which are key to the PDE market, as we significantly increased the overall number of product offerings.

I am pleased to report that Creative has lived up to the challenge to take advantage of this new inflection point and we are ready to enter a new era of rapid growth on the back of the exploding MP3 digital audio and PDE markets.

We have started to reap the benefits of our hard work over the past few years to remodel our product lines and businesses, and to invest in expanding our product development capabilities in PDE. We returned to revenue growth in fiscal 2004, with significant growth in revenues coming from the PDE product category, and continued to achieve operating profits in all four quarters of the fiscal year.

Sales for fiscal year 2004 were $815 million, an increase of 16% compared to $702 million for the fiscal year 2003. Gross profit as a percentage of sales was 35% in fiscal 2004, similar to that achieved in fiscal 2003. Net income for fiscal 2004 was $134 million, compared to $23 million in fiscal 2003. Net income for fiscal 2004 included net investment gains of $73 million and a tax write-back of $12 million, while the net income for fiscal 2003 included net investment losses of $6 million. Excluding these investment gains/ losses and tax write-back, the results would have been a net income of $49 million for fiscal 2004 and $29 million for fiscal 2003.

We finished the fiscal year with strong growth in sales, particularly in the third and fourth quarters where we achieved exceptionally strong growth of 26% and 35% respectively year-over-year. This strong growth was driven largely by the PDE product category, which includes our Zen and MuVo MP3 digital audio players and our family of webcams, with PDE sales increasing by 115% for the fiscal year. For the third and fourth quarters, the growth rate for PDE sales was a phenomenal 121% and 219% respectively year-over-year. Within PDE, the growth rate for MP3 digital audio players was even more phenomenal, with sales in the fourth quarter growing to almost four times year-over-year.

PDE products became the largest revenue contributor in fiscal 2004. Sales from PDE as a percentage of total sales increased to 33%, compared to 18% in the previous year. Its contribution continued to increase in each quarter during the year and rose to a record high of 44% in the fourth quarter.

Reflecting our continued success in moving beyond the PC market and into the consumer electronics market, revenue contribution from the sale of products outside the PC box grew to 64% of total revenues in fiscal 2004, and reached a record high of above 70% in the fourth quarter. With the large majority of our revenue coming from products functioning external to the PC box, we are no longer solely dependent on the PC market and add-in cards.

In achieving the above accomplishments, we have significantly expanded the breadth of our product lines over the past year, with the introduction of more new products than in any other period in our history, particularly in the PDE category.

New products in the PDE category include MP3 digital audio players in all four segments of the market, i.e. flash memory, 1.0-inch microdrives and 1.8-inch hard drives, as well as the personal media center (PMC) players.

Flash memory MP3 digital audio players included the MuVo® NX, TX and TX FM range of products. The latest MuVo TX FM comes with a choice of 128MB, 256MB and 512MB capacities, a super fast USB 2.0 flash drive, and FM radio functionality in a tiny form factor.

The Creative MuVo Slim was a notable addition to the flash memory MP3 line-up with a lovely slender form, a choice of 8 brilliant colors, and great usability.

The MuVo2 1.0-inch microdrive MP3 digital audio player was released in 1.5GB, 4GB and 5GB capacities and saw overwhelming demand from the channels worldwide. The MuVo2 5GB is offered in a variety of 5 trendy colors.

The Creative Zen Touch is the company’s flagship high capacity MP3 digital audio player and was the first to be shipped with a 1.8 inch hard drive. It is a prime example of what consumers look for in a PDE device: great looks, great audio quality, ease-of-use, super-long battery life and large storage capacity. Its unique vertical scroll strip allows for fast, convenient searching of music files.

The recently launched Creative Zen Portable Media Center (PMC) allows consumers to store and play back their favorite video clips, thousands of digital photos, as well as thousands of songs, and take all of them along with them wherever they go. Long battery life and an attractive display round off an impressive package.

New products in the other product categories include: for audio, the flagship Sound Blaster® Audigy® 2 ZS Platinum Pro, which is the leading PC audio card for movies, games, and music; for speakers, Creative GigaWorks S750, the premier 7.1 speaker system offered by Creative which combines crystal-clear satellite speakers with a subwoofer offering thumping bass; and for workstation graphics, the 3Dlabs Wildcat® Realizm which has set impressive new standards for professional graphics and has rocked the workstation market with its stunning image processing power.

To have a comprehensive view of the breadth and beauty of the full range of Creative’s new products, which includes many offerings in MP3 digital audio players, cameras, sound cards, external audio, speakers, workstation graphics, communications, keyboards and mice, I would like to invite you to visit the Creativex Showroom at our Singapore Headquarters and our www.creative.com web site.

Looking ahead, we intend to continue focusing on growing revenue and gaining market share in the MP3 and PDE markets. We believe the growth we saw in the past year is just the beginning of the many new opportunities to grow our PDE revenues. There are significant further long term growth opportunities in the PDE market, driven mainly by the MP3 segment, which we believe has the potential to continue its exponential growth over the next few years. We also see significant opportunities to further build our direct-to-consumer business, and to aggressively pursue the OEM and ODM channels for our PDE products. Overall, we expect PDE to contribute more than 50% of total revenues in the current fiscal year.

To support this growth, we have continued to expand our R&D resources in MP3 and PDE development to increase significantly our product offerings in this category. Our early success in this area is clearly visible in our MP3 players segment, where we expect to double the line of MP3 players from the present 8 lines to 16 lines by this year end, covering all segments of the MP3 market.

I am so proud of the new lineup of MP3 players that we have for this holiday season, that I have decided to give all our valued shareholders a sneak preview of what I feel will be the hottest upcoming line of MP3 players in our arsenal – the Zen Micro – which you can see on the front and inside covers of this Annual Report.

We will also need to significantly increase our investments in marketing. We have started an aggressive marketing campaign in Singapore, including both print and TV advertising, and it has achieved very effective results. Following the success in Singapore, we intend to scale the marketing campaign globally, starting initially with Asia, focusing on major cities.

The PDE market will be very competitive and challenging. However, with the benefit of the experience we have gained from the PC market, which is marked by rapid changes in technology and market conditions, we have the ability to respond rapidly to changes in business conditions and rise to meet the competition and challenges in the PDE market. We believe we can remain quick and nimble, execute well on our plans, and be the strong leader in the PDE and MP3 digital audio player markets.

Sim Wong Hoo
Chairman & Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL DATA

The following table contains selected data from Creative’s Consolidated Statements of Operations for the five years ended June 30, 2004. The data for the three years ended June 30, 2004 is derived from and should be read in conjunction with, the consolidated financial statements and related notes thereto included elsewhere in this Annual Report. The data for the two years ended June 30, 2001 are derived from the audited financial statement which are not included in this annual report.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(US$’000, EXCEPT PER SHARE DATA):

	For the years ended June 30
	2004	2003	2002(1)	2001	2000
Sales, net (2)	$814,853	$701,769	$805,905	$1,226,068	$1,342,192
Cost of goods sold	533,513	452,952	543,382	894,236	947,157

Gross profit	281,340	248,817	262,523	331,832	395,035
Operating expenses:
Selling, general and administrative (2)	167,588	162,839	170,122	230,417	252,321
Research and development	69,504	58,775	38,248	54,022	60,428
Other charges (3)	—	—	26,080	22,814	20,000

Operating income	44,248	27,203	28,073	24,579	62,286
Gain (loss) from investments, net	72,602	(6,049)	(45,414)	(148,490)	103,443
Interest income and other, net	9,276	4,864	5,155	2,416	5,287

Income (loss) before income taxes and minority interest	126,126	26,018	(12,186)	(121,495)	171,016
Provision for income taxes (4)	8,539	(2,720)	(5,698)	(8,409)	(9,472)
Minority interest in (income) loss	(418)	79	(1,843)	(469)	(532)

Net income (loss)	$134,247	$23,377	$(19,727)	$(130,373)	$161,012

Basic earnings (loss) per share	$1.66	$0.30	$(0.27)	$(1.65)	$1.96

Weighted average ordinary shares outstanding (’000)	80,654	79,202	73,182	79,049	82,028

Diluted earnings (loss) per share	$1.61	$0.29	$(0.27)	$(1.65)	$1.86

Weighted average ordinary shares and equivalents outstanding (’000)	83,630	80,851	73,182	79,049	86,612

CONSOLIDATED BALANCE SHEET DATA (US$’000):

	As of June 30
	2004	2003	2002(1)	2001	2000
Cash and cash equivalents	$211,077	$232,053	$166,917	$168,157	$285,757
Working capital	297,502	209,389	165,945	203,180	331,414
Total assets	940,848	646,843	666,378	673,980	1,176,459
Long-term debt, net of current maturities	35,614	39,027	16,782	22,560	27,051
Shareholders’ equity	691,497	428,837	423,952	381,886	778,638

Notes:

(1)	Financial data for fiscal 2002 includes the results of 3Dlabs Inc., Ltd (“3Dlabs”), see Note 17 of “Notes to Consolidated Financial Statements,” acquired during fiscal 2002, from the date the acquisition was completed.

(2)	In fiscal 2002, Creative adopted Emerging Issues Task Force (“EITF”) Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” As a result, certain consideration paid to distributors and resellers of its products has been reclassified as a revenue offset rather than as selling, general and administrative expense. Prior years’ financial statements have been reclassified to conform to this presentation.

(3)	Included in the results of operations are other charges of: $26.1 million in fiscal 2002 for write-off of in-process technology arising from the acquisition of 3Dlabs, see Note 17 of “Notes to Consolidated Financial Statements;” $22.8 million in fiscal 2001 which comprised $8.4 million restructuring charges, $3.2 million fixed assets impairment write-downs and $11.2 million write-off of other assets acquired from Aureal Semiconductor, Inc. (“Aureal”), and in fiscal 2000, the $20.0 million charge relates to the settlement of all outstanding litigation claims between Aureal and Creative.

(4)	As described in Note 10 of “Notes to Consolidated Financial Statements,” Creative was granted a Pioneer Certificate in 1990 under which income classified as pioneer status income is exempt from tax in Singapore, subject to certain conditions. The Pioneer Certificate expired in March 2000. Such status had the effect of reducing Creative’s provision for income taxes by approximately $15.4 million or $0.18 per share for fiscal 2000. The corporate income tax rate in Singapore, which would otherwise be applicable, would have been 25.5%.

Creative was granted a new Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Under the new Pioneer Certificate, profits arising from qualifying activities will be exempted from income tax in Singapore, subject to certain conditions. As a result of obtaining the new Pioneer Certificate, fiscal 2004 tax write-back includes a $12.3 million reversal of income taxes. The reversal was related to corporate taxes provided for in full for profits arising from qualifying activities from the commencement date of the new Pioneer Certificate until the second quarter of fiscal 2004, based on the standard tax rates of 24.5% for fiscal 2001 and 22% for fiscal 2002 and 2003 and 20% for fiscal 2004. These standard corporate income tax rates continue to be applicable to profits arising from activities excluded from the new Pioneer Certificate. See Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for further discussion.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SAFE HARBOR STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Except for the historical information contained herein, the matters set forth herein are forward-looking statements within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause Creative’s actual results to differ materially. Such risks and uncertainties include: Creative’s ability to timely develop new products that gain market acceptance and to manage frequent product transitions; competitive pressures in the marketplace; Creative’s ability to successfully integrate acquisitions; potential fluctuations in quarterly results due to the seasonality of Creative’s business and the difficulty of projecting such fluctuations; possible disruption in commercial activities caused by factors outside of Creative’s control, such as terrorism, armed conflict and labor disputes; a reduction in demand for computer systems, peripherals and related consumer products as a result of poor economic conditions, social and political turmoil and major health concerns; the proliferation of sound functionality in new products from competitors at the application software, chip and operating system levels; the failure of cost-cutting measures to achieve anticipated cost reduction benefits; the deterioration of global equity markets; exposure to excess and obsolete inventory; Creative’s reliance on sole or limited sources for many of its chips and other key components; component shortages which may impact Creative’s ability to meet customer demand; Creative’s ability to protect its proprietary rights; a reduction or cancellation of sales orders for Creative products; accelerated declines in the average selling prices of Creative’s products; the vulnerability of certain markets to current and future currency fluctuations; the effects of restricted fuel availability and rising costs of fuel; fluctuations in the value and liquidity of Creative’s investee companies; and the potential decrease in the trading volume and value of Creative’s Ordinary Shares as a result of Creative’s intended delisting from NASDAQ and elimination of its U.S. public reporting obligations. For further information regarding the risks and uncertainties associated with Creative’s business, please refer to its filings with the SEC, including its Form 20-F for fiscal 2003 filed with the SEC. Creative undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in Creative’s expectations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

GENERAL

Management’s Discussion and Analysis of Financial Condition and Results of Operations are based upon Creative’s Consolidated Condensed Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies affect its more significant estimates and assumptions used in the preparation of its consolidated financial statements:

Revenue recognition;

Allowances for doubtful accounts, returns and discounts;

Valuation of inventories;

Valuation of investments;

Valuation of goodwill and other intangible assets;

Assessment of the probability of the outcome of current litigation; and

Accounting for income taxes.

REVENUE RECOGNITION

Revenue from product sales is recognised when persuasive evidence of an arrangement exists, title and risk of loss transferred, delivery has occurred, price is fixed or determinable, and collectibility is probable. Allowances are provided for estimated returns, discounts and warranties. Management analyzes historical returns, current economic trends and changes in customer demand and acceptance of its products when evaluating the adequacy of the sales returns allowance. Such allowances are adjusted periodically to reflect actual and anticipated experience. When recognizing revenue, Creative records estimated reductions to revenue for customer and distributor programs and incentive offerings, including price protection, promotions, other volume-based incentives and rebates. Significant management judgment and estimates must be used in connection with establishing these allowances in any accounting period. If market conditions were to change, Creative may take action when necessary to increase customer incentive offerings, possibly resulting in an incremental reduction of revenue at the time the incentive is offered.

ALLOWANCES FOR DOUBTFUL ACCOUNTS, RETURNS AND DISCOUNTS

Creative establishes allowances for doubtful accounts, returns and discounts for specifically identified doubtful accounts, returns and discounts based on credit profiles of its customers, current economic trends, contractual terms and conditions and historical payment, return and discount experience. Management performs ongoing credit evaluations of customers’ financial condition and uses letters of credit in certain circumstances. Credit insurance coverage is obtained when coverage is available and feasible. However, Creative is not able to procure credit insurance coverage for all customers as insurers have excluded certain customers and geographic markets. In the event actual returns, discounts and bad debts differ from these estimates, or Creative adjust these estimates in future periods, its operating results and financial position could be adversely affected.

VALUATION OF INVENTORIES

Creative states inventories at the lower of cost or market. Management performs a detailed assessment of inventory at each balance sheet date to establish provisions for excess and obsolete inventories. Evaluation includes a review of, among other factors, historical sales, current economic trends, forecasted sales, demand requirements, product lifecycle and product development plans, quality issues, and current inventory levels. In the event that Creative adjusts its estimates, such as forecasted sales and expected product lifecycles, its operating results and financial position could be adversely affected.

VALUATION OF INVESTMENTS

Creative holds equity investments in various companies from less than 1% to 100% of the issuer’s outstanding capital stock. Investments in companies in which Creative acquires more than 50% of the outstanding capital stock, or which are under Creative’s effective control, are treated as investments in subsidiaries, and the balance sheets and results of operations are fully consolidated after making an allowance for any minority interests. Companies in which Creative’s investments total between 20% and 50% of such company’s capital stock are treated as associated companies and recorded on an equity basis, whereby the cost of investment is adjusted to recognise Creative’s share of all post acquisition results of operations.

As for investments of less than 20%, non-quoted investments are carried at cost, less provisions for permanent impairment where necessary, and quoted investments are reported at fair value with the unrealised gains and losses included as a separate component of shareholders’ equity. The investment portfolio is monitored on a periodic basis for impairment. Creative’s investments in these companies are inherently risky because the markets for the technologies or products they have under development are typically in the early stages and may never develop. In the event that the carrying value of an investment exceeds its fair value and the decline in value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis for the investment is established. Fair values for investments in public companies are determined using quoted market prices. Fair values for investments in privately-held companies are estimated based upon one or more of the following: pricing models using historical and forecasted financial information and current market rates, liquidation values, the values of recent rounds of financing, or quoted market prices of comparable public companies.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

VALUATION OF INVESTMENTS (Cont’d)

In order to determine whether a decline in value is other-than-temporary, Creative evaluates, among other factors: the duration and extent to which the fair value has been less than the carrying value; the financial condition of and business outlook for the company, including key operational and cash flow metrics, current market conditions and future trends in the company’s industry, and the company’s relative competitive position within the industry; and Creative’s intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value.

VALUATION OF GOODWILL AND OTHER INTANGIBLE ASSETS

Creative uses the purchase method of accounting for business combinations, in line with Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 141 “Business Combinations.” The purchase method of accounting for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price paid to the fair value of the net tangible and intangible assets acquired, including in-process technology. The allocation of the purchase price was based on independent appraisals. The amounts and useful lives assigned to intangible assets could impact future amortization; the amount assigned to in-process technology is expensed immediately. If the assumptions and estimates used to allocate the purchase price are not correct, purchase price adjustments or future asset impairment charges could be required.

Creative reviews for impairment of goodwill on an annual basis. Reviews for impairment of goodwill and other intangible assets are also conducted whenever events indicate that the carrying amount might not be recoverable. Factors that Creative may consider important which could trigger an impairment review include the followings:

•	significant under performance relative to expected historical or projected future operating results;

•	significant changes in the manner of use of the acquired assets or the strategy for Creative’s overall business;

•	significant negative industry or economic trends;

•	significant decline in Creative’s stock price for a sustained period; and

•	Creative’s market capitalization relative to net book value.

When the existence of one or more of the above factors indicate that the carrying value of goodwill and other intangibles assets may be impaired, Creative measures the amount of impairment based on a projected discounted cash flow method using a discount rate determined by the management to be commensurate with the risk inherent in Creative’s current business model.

ASSESSMENT OF THE PROBABILITY OF THE OUTCOME OF CURRENT LITIGATION

Creative records accruals for loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

ACCOUNTING FOR INCOME TAXES

In preparation of the financial statements, Creative estimates its income taxes for each of the jurisdictions in which it operates. This involves estimating the actual current tax exposure and assessing temporary differences resulting from differing treatment of items, such as reserves and accruals for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within Creative’s consolidated balance sheet. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and future taxable income for purposes of assessing the ability to realize any future benefit from its deferred tax assets. Valuation allowance is provided for Creative’s deferred tax assets as management believes substantial uncertainty exists regarding the realizability of these assets.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, selected statement of operations data as a percentage of sales:

	Years ended June 30
	2004	2003	2002
Sales, net	100%	100%	100%
Cost of goods sold	65	65	67

Gross profit	35	35	33
Operating expenses:
Selling, general and administrative	21	23	21
Research and development	8	8	5
Other charges	—	—	3

Operating income	6	4	4
Gross (Loss) from investments, net	9	(1)	(6)
Interest income and other, net	1	1	1

Income (loss) before income taxes and minority interest	16	4	(1)
Provision for income taxes	1	(1)	(1)
Minority interest in (income) loss	—	—	—

Net income (loss)	17%	3%	(2)%

Creative’s net sales, by product category, for the past three fiscal years were as follows:

	Percentage of Net Sales for fiscal years ended June 30
	2004	2003	2002
Audio	25%	33%	44%
Speakers	23%	23%	21%
Personal Digital Entertainment	33%	18%	9%
Graphics & Video	8%	12%	6%
Communication	4%	6%	9%
Others	7%	8%	11%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEAR ENDED JUNE 30, 2004 COMPARED TO YEAR ENDED JUNE 30, 2003

Net sales

Net sales for the year ended June 30, 2004 increased by 16% compared to the year ended June 30, 2003. The revenue increase was mainly attributable to Creative’s strategy of focusing on audio products, speakers and personal digital entertainment (“PDE”) products outside the personal computer (“PC”) box. Audio product sales (Sound Blaster audio cards and chipsets) declined by 14% compared to fiscal year 2003, and as a percentage of sales, represented 25% of sales in fiscal 2004 compared to 33% in fiscal 2003. Sales for high-end retail audio products such as the Audigy line of products were higher in fiscal 2004 compared to fiscal 2003. Overall audio sales in fiscal 2004 were lower compared to fiscal 2003 primarily due to a drop in sales through original equipment manufacturers (“OEM”), particularly sales of low-end audio products. Sales of speakers increased by 16% in fiscal 2004 compared to fiscal 2003 mainly due to strong demand for new models of high-end GigaWorks speakers, I-Trigue speakers and portable TravelSound speakers. As a percentage of sales, speakers remained at 23% of sales in fiscal 2004 compared to fiscal 2003. Sales of PDE products, which include digital audio players and digital cameras, increased by 115% compared to fiscal 2003 and comprised 33% of sales compared to 18% in fiscal 2003. In fiscal 2004, Creative launched a number of new digital audio players and expanded its existing MuVo family of flash players and Zen family of hard drive players which helped the company to strengthen its market share in digital audio players. The significant increase in PDE sales in fiscal 2004 was driven by strong demand for MuVo flash players, MuVo2 hard drive players and the Jukebox Zen. Sales of graphics products in fiscal 2004 decreased by 21% compared to fiscal 2003, and as a percentage of sales, decreased from 12% in fiscal 2003 to 8% in fiscal 2004. Sales of communication products decreased by 32% in fiscal 2004 compared to fiscal 2003, and as a percentage of sales, decreased from 6% in fiscal 2003 to 4% in fiscal 2004. Sales of communication products were higher in fiscal 2003 due to a major deal to supply broadband modems to a customer between March 2002 and September 2002. Sales of other products, which include mouse and keyboard products, music products, accessories and other miscellaneous items, increased by 17% in fiscal 2004 compared to fiscal 2003 but, as a percentage of sales decreased from 8% in fiscal 2003 to 7% in fiscal 2004.

Gross profit

Gross profit in fiscal 2004 was 34.5% of sales compared to 35.5% in fiscal 2003. The decrease in gross profit was primarily attributable to the mix of products sold in fiscal 2004 with a higher percentage of sales coming from PDE products and a lower percentage of sales coming from audio products. However, Creative was able to maintain a relatively high level of gross margin primarily due to its focus on products outside the PC box.

Operating expenses

Selling, general and administrative (“SG&A”) expenses in fiscal 2004 increased marginally by 3% compared to fiscal 2003. The increase in SG&A expenses was mainly attributable to an increase in sales and marketing expenses which were in line with the increase in net sales, and an increase in expenses related to the company’s European operations due to the strengthening of the Euro compared to the U.S. dollar during fiscal 2004. As a percentage of sales, SG&A expenses were 21% of sales compared to 23% of sales in fiscal 2003. Research and development (“R&D”) expenses increased by 18% primarily due to an increase in resources to develop new products. As a percentage of sales, R&D expenses remained at 8% of sales in fiscal 2004 compared to fiscal 2003.

Net investment gain (loss)

Net investment gain of $72.6 million in fiscal 2004 comprised a $52.9 million gain from sales of investments and a $23.1 million non-cash gain on a “deemed disposal” of interests in an associated company, SigmaTel, Inc (“SigmaTel”), offset by $3.4 million in permanent write-downs of unquoted investments. The “deemed disposal” of interests in SigmaTel resulted from SigmaTel’s initial public offering common stock in the United States. As a result of SigmaTel’s initial public offering, Creative’s ownership percentage in the company was reduced even though Creative did not dispose any of its shareholdings during the initial public offering. This reduction was treated in accordance with U.S. GAAP as a “deemed disposal,” which represents the net increase in Creative’s share of the net assets of SigmaTel, as a result of the initial public offering. Net gain of $52.9 million from sales of investments includes a $38.1 million net gain from the sale of interests in SigmaTel (see Note 15 of “Notes to Consolidated Financial Statements”). Net investment loss of $6.0 million in fiscal 2003 included permanent write-downs of quoted and unquoted investments by $13.6 million offset partially by net gains from sale of quoted investments of $7.6 million.

Net interest and other income

Net interest and other income increased from $4.9 million in fiscal 2003 to $9.3 million in fiscal 2004. The increase was mainly due to higher net interest income, which increased from $1.1 million in fiscal 2003 to $3.6 million in fiscal 2004, and an increase in share of associated profits by $2.5 million to $0.3 million in fiscal 2004, compared to share of losses of $2.2 million in fiscal 2003. Exchange gain was reduced by $0.9 million to $4.5 million in fiscal 2004 compared to $5.4 million in fiscal 2003.

Provision for income taxes

Creative was granted a new Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Under the new Pioneer certificate, profits arising from qualifying activities will be exempted from income tax in Singapore, subject to certain conditions. As a result of obtaining the new Pioneer Certificate, fiscal 2004 tax write-back includes a $12.3 million reversal of income taxes. The reversal was related to corporate taxes provided for in full for profits arising from qualifying activities from the commencement date of the new Pioneer Certificate until the second quarter of fiscal 2004, based on the standard tax rates of 24.5% for fiscal 2001, 22% for fiscal 2002 and 2003, and 20% for fiscal 2004. These standard corporate income tax rates continue to be applicable to profits arising from activities excluded from the new Pioneer Certificate. Excluding the $12.3 million reversal of income taxes, Creative’s provision for income taxes for fiscal 2004 as a percentage of operating income was 8% compared to 10% in the prior fiscal year. The lower tax provision in fiscal 2004 was primarily due to changes in the mix of taxable income arising from various geographical regions and the new Pioneer Certificate granted to Creative.

YEAR ENDED JUNE 30, 2003 COMPARED TO YEAR ENDED JUNE 30, 2002

Net sales

Net sales for the year ended June 30, 2003 decreased by 12.9% compared to the year ended June 30, 2002. The lower net sales was mainly attributed to the difficult global economic climate where several major U.S. retailers have encountered slowing sales. Audio product sales for fiscal year 2003 decreased by 34% compared to fiscal year 2002, and as a percentage of total sales, decreased from 44% in fiscal 2002 to 33% in fiscal 2003. The decrease in audio product sales was primarily due to the decline in sales to the system integrator market and a drop off in sales of low-end audio products. Sales of speakers in fiscal 2003 decreased marginally by 4% compared to fiscal 2002, mainly due to reduced sales of non-multimedia speakers offset by higher demand for new models of multimedia speakers. Speakers represented 23% of sales in fiscal 2003 compared with 21% of sales in fiscal 2002. Sales of PDE products increased by 71% in fiscal 2003 compared to fiscal 2002 and represented 18% of sales in fiscal 2003 as compared to 9% of sales in fiscal 2002. The significant increase was driven by strong demand for the NOMAD MuVo and the introduction of the NOMAD Jukebox Zen in fiscal 2003. Sales of graphics and video products increased by 78% in fiscal 2003 compared to fiscal 2002 and represented 12% of sales in fiscal 2003 compared with 6% of sales in fiscal 2002. The significant increase in graphic card sales was primarily due to sales of graphic cards by 3Dlabs, which was acquired by Creative in May 2002. Sales of communication products decreased by 36.1% in fiscal 2003 compared to fiscal 2002 and represented 6% of sales in fiscal 2003 compared with 9% in fiscal 2002. Sales of other products, which include mouse and keyboard products, music products, accessories and other miscellaneous items, decreased by 45% in fiscal 2003 compared to fiscal 2002 and represented 8% of sales in fiscal 2003 compared to 11% of sales in the prior fiscal year. This decrease in other product sales was primarily due to a decrease in sales of multimedia upgrade kits, which is in line with Creative’s current business strategy of de-emphasizing lower margin products.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Gross profit

Gross profit in fiscal 2003 increased to 35% of net sales, compared to 33% in fiscal 2002. This improvement in gross profit was primarily a result of Creative’s business strategy of shifting away from low-margin and high-risk products and focusing on audio products, speakers and PDE products.

Operating expenses

SG&A expenses in fiscal 2003 declined by 4% compared to fiscal 2002. As a percentage of sales, SG&A expenses were 23% of sales for fiscal 2003 and 21% for fiscal 2002. Creative has been focusing on reducing its operating expenses, but the increase in SG&A expenses as a percentage of sales was primarily due to the addition of operating expenses incurred by 3Dlabs. SG&A expenses incurred by 3Dlabs include amortization of other intangible assets of $8.0 million in fiscal 2003 and $2.5 million in fiscal 2002. R&D expenses increased from 5% of sales in fiscal 2002 to 8% of sales in fiscal 2003, mainly due to the higher R&D expenses incurred by 3Dlabs which was acquired in May 2002.

Other charges of $26.1 million in fiscal 2002 relates to the write off of acquired in-process technology arising from the acquisition of 3Dlabs and represented 3% of sales in fiscal 2002. See Note 17 of “Notes to Consolidated Financial Statements.”

Net investment loss

Net investment loss of $6.0 million in fiscal year 2003 included permanent write-downs of quoted and unquoted investments of $13.6 million offset partially by net gains from sale of quoted investments of $7.6 million. The $45.4 million net investment loss in fiscal year 2002 comprised $49.3 million in write-downs of investments, offset partially by a $3.9 million net gain from sales of investments and marketable securities.

Net interest and other income

Net interest and other income decreased by $0.3 million to $4.8 million in fiscal 2003 compared to $5.1 million in the prior fiscal year. This decrease was primarily due to a reduction in interest income by $1.0 million resulting from lower interest rates, and an increase in share of associates’ losses by $1.0 million, offset partially by an increase in exchange gain of $1.5 million.

Provision for income taxes

Creative’s provision for income taxes for fiscal 2003 as a percentage of operating income was 10% compared to 20% in fiscal 2002. The higher tax provision in fiscal 2002 was primarily due to changes in the mix of taxable income arising from various geographical regions and other charges of $26.1 million in fiscal 2002 which Creative has considered it a non-tax deductible expense.

QUARTERLY RESULTS

The following is a summary of Creative’s unaudited quarterly results for the eight quarters ended June 30, 2004, together with the percentage of sales represented by such results. Consistent with the PC peripherals and digital entertainment market, demand for Creative’s products is generally stronger in the quarter ended December 31, compared to any other quarter of the fiscal year due to consumer buying patterns. In management’s opinion, the results detailed below have been prepared on a basis consistent with the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented when read in conjunction with the financial statements and notes thereto contained elsewhere herein. Creative’s business is seasonal in nature and the quarterly results are not necessarily indicative of the results to be achieved in future quarters.

	Unaudited data for quarters ended (in US$’000 except per share data)
	Jun 30 2004	Mar 31 2004	Dec 31 2003	Sep 30 2003	Jun 30 2003	Mar 31 2003	Dec 31 2002	Sep 30 2002
Sales, net	$201,780	$201,835	$250,422	$160,816	$149,589	$160,617	$230,940	$160,623
Cost of goods sold	135,393	132,278	161,494	104,348	96,788	104,365	149,169	102,630

Gross profit	66,387	69,557	88,928	56,468	52,801	56,252	81,771	57,993
Operating expenses:
Selling, general and administrative	40,686	42,477	47,108	37,317	34,266	37,379	49,039	42,155
Research and development	18,940	18,926	16,800	14,838	15,583	14,646	13,279	15,267

Operating income	6,761	8,154	25,020	4,313	2,952	4,227	19,453	571
Net (loss) gain from investments	(224)	48,319	937	23,570	10	85	172	(6,316)
Interest income and other, net	788	1,515	5,259	1,714	1,972	886	1,199	807

Income (loss) before income taxes and minority interest	7,325	57,988	31,216	29,597	4,934	5,198	20,824	(4,938)
Provision for income taxes	(604)	(773)	10,433	(517)	(295)	(423)	(1,945)	(57)
Minority interest in (income) loss	(90)	(168)	(165)	5	(12)	73	—	18

Net income (loss)	$6,631	$57,047	$41,484	$29,085	$4,627	$4,848	$18,879	$(4,977)

Basic earnings (loss) per share	$0.08	$0.70	$0.52	$0.36	$0.06	$0.06	$0.24	$(0.06)

Weighted average ordinary shares outstanding (’000)	81,236	80,955	80,522	79,902	79,527	79,377	79,026	78,877

Diluted earnings (loss) per share	$0.08	$0.68	$0.50	$0.35	$0.06	$0.06	$0.23	$(0.06)

Weighted average ordinary shares and equivalents outstanding (’000)	83,960	84,237	83,683	82,638	80,906	80,557	80,699	78,877

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	Unaudited data for quarters ended (as a percentage of sales)
	Jun 30 2004	Mar 31 2004	Dec 31 2003	Sep 30 2003	Jun 30 2003	Mar 31 2003	Dec 31 2002	Sep 30 2002
Sales, net	100%	100%	100%	100%	100%	100%	100%	100%
Cost of goods sold	67	66	64	65	65	65	65	64

Gross profit	33	34	36	35	35	35	35	36
Operating Expenses:
Selling, general and administrative	20	21	19	23	23	23	21	26
Research and development	10	9	7	9	10	9	6	10

Operating income	3	4	10	3	2	3	8	—
Net gain (loss) from investments	—	24	1	15	—	—	—	(4)
Interest income and other, net	—	1	2	1	1	1	1	1

Income (loss) before income taxes and minority interest	3	29	13	19	3	4	9	(3)
Provision for income taxes	—	(1)	4	(1)	—	(1)	(1)	—
Minority interest in (income) loss	—	—	—	—	—	—	—	—

Net income (loss)	3%	28%	17%	18%	3%	3%	8%	(3)%

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents at June 30, 2004 were $211.1 million, a decrease of $20.9 million compared to the balance of $232.0 million at June 30, 2003.

Operating Activities

Net cash used in operating activities during fiscal 2004 was $20.7 million compared with net cash generated of $99.7 million in fiscal 2003. The cash used in operating activities of $20.7 million relates mainly to adjustments for non-cash items of $41.5 million, a $103.5 million net increase in inventory, and a $42.2 million increase in accounts receivable and other assets and prepaid. These were offset in part by contributions from a net increase of $41.7 million in accounts payable and accrued and other liabilities. The $41.5 million in adjustments to non-cash items include depreciation and amortization of $25.9 million, a $52.9 million gain from the disposal of investments and interests in an associated company, and a non-cash gain of $23.1 million arising from the deemed disposal of interests in an associated company, (see Note 15 of “Notes to Consolidated Financial Statements”). The operating cash outflow was primarily due to the $103.5 million increase in inventory. The increase was in response to the anticipated strong year over year growth in demand, especially for PDE products, and to support the launch of new products for the upcoming holiday season.

Net cash generated from operating activities during fiscal 2003 was $99.7 million compared with $89.4 million in fiscal 2002. The cash generated during fiscal 2003 primarily resulted from net adjustments of $37.6 million for non-cash items, a net decrease in accounts receivable and other assets and prepaid of $30.5 million, a net decrease in inventory of $28.2 million, which is in line with lower sales and management’s decision to maintain a lower inventory level, and a decrease in marketable securities of $1.4 million. The cash contributions were offset partially by a decrease in accounts payable and accrued and other liabilities of $15.1 million and a decrease in income taxes of $6.2 million. The $37.6 million of adjustments of non-cash items to net income include depreciation and amortization of $31.9 million, write downs of investments and other non current assets of $13.6 million and net gain from investments of $7.8 million.

Investing Activities

Net cash provided by investing activities during fiscal 2004 was $24.1 million compared with cash used of $12.3 million in fiscal 2003. The $24.1 million cash provided in fiscal 2004 was mainly proceeds from the sale of investments and interests in an associated company amounting to $69.1 million, offset partially by net capital expenditures of $15.6 million, the purchase of investments amounting to $11.7 million, and a net increase in other non current assets of $17.6 million, relating mainly to the costs of new technologies acquired and additional investments in associated companies.

Net cash used for investing activities during fiscal 2003 was $12.3 million compared with $50.0 million in fiscal 2002. The amount used in fiscal 2003 comprises $15.7 million in capital expenditures, $5.5 million to purchase investments, and $4.9 million for the acquisition of other non current assets. The cash used in investing activities was offset in part by the proceeds from the sale of fixed assets and quoted investments amounting to $2.6 million and $11.2 million, respectively.

Financing Activities

During fiscal 2004, $24.3 million was used for financing activities compared with $22.3 million in fiscal 2003. Cash used for financing activities primarily consisted of $20.2 million for a dividend payment (see Note 8 of “Notes to Consolidated Financial Statements”) to shareholders and $11.6 million for the repayment of debt obligations, which includes a $9.0 million prepayment of principal and accrued interest by 3Dlabs for a subordinated convertible note issued to an investor (see Note 11 of “Notes to Consolidated Financial Statements”). Cash used in financing activities was offset partially by $9.4 million in proceeds from the exercise of share options.

During fiscal 2003, $22.3 million was used for financing activities compared with $40.7 million in fiscal 2002. Cash used for financing activities included a $6.7 million decrease in minority shareholders’ loan and equity balance, a $4.0 million buyout of minority interest, $21.7 million repayments of debt obligations, $2.9 million repayments of capital leases and dividends payment of $21.9 million (see Note 8 of “Notes to Consolidated Financial Statements”) to shareholders and minority interest. The cash used in financing activities was offset partially by cash generated from exercises of stock options to purchase Creative ordinary shares, which amounted to $4.1 million and $30.8 million proceeds from debt obligations.

Current and Expected Liquidity

As of June 30, 2004, in addition to cash reserves and excluding long term loans, Creative has credit facilities totaling $118.1 million for overdrafts, guarantees, letters of credit and fixed short-term loans, of which approximately $115.7 million were unutilized. Creative continually reviews and evaluates investment opportunities, including potential acquisitions of, and investments in, companies that can provide Creative with technologies, subsystems or complementary products that can be integrated into or offered with its existing product range. Creative generally satisfies its working capital needs from internally generated cash flow. Management believes that at the current level of operations, Creative’s cash on hand, existing credit facilities and anticipated cash flow from operations will be sufficient to meet its projected working capital and other cash needs for at least the next twelve months. To date, inflation has not had a significant impact on Creative’s operating results.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table presents the contractual obligations and commercial commitments of Creative as of June 30, 2004:

	Payments Due by Period (US$’000)
Contractual Obligations	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Long Term Debt	$27,051	$3,498	$7,812	$6,996	$8,745
Capital Lease Obligations	7,804	3,481	4,323	—	—
Operating Leases	38,843	8,970	10,461	3,710	15,702
Unconditional Purchase Obligations	88,935	88,935	—	—	—
Other Obligations	6,664	6,444	220	—	—

Total Contractual Cash Obligations	$169,297	$111,328	$22,816	$10,706	$24,447

As of June 30, 2004, Creative has utilized approximately $2.4 million under guarantees and letters of credit.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Please refer to Note 1 of “Notes to Consolidated Financial Statements” for the discussion of recently issued accounting pronouncements.

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND

SHAREHOLDERS OF CREATIVE TECHNOLOGY LTD.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of shareholders’ equity present fairly, in all material respects, the financial position of Creative Technology Ltd. and its subsidiaries at June 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Creative’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers

Singapore

September 24, 2004

CONSOLIDATED BALANCE SHEETS

(In US$’000, except per share data)

	June 30 2004	June 30 2003
ASSETS
Current assets:
Cash and cash equivalents	$211,077	$232,053
Accounts receivable, less allowances of $20,700 and $18,417	85,456	61,225
Inventory	183,899	80,367
Other assets and prepaids	27,156	11,269

Total current assets	507,588	384,914
Property and equipment, net	106,198	104,404
Investments	209,291	49,168
Other non-current assets	117,771	108,357

Total Assets	$940,848	$646,843

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$86,179	$52,869
Accrued liabilities	88,542	79,573
Income taxes payable	28,160	37,564
Current portion of long term obligations and others	7,205	5,519

Total current liabilities	210,086	175,525

Long term obligations	35,614	39,027

Minority interest in subsidiaries	3,651	3,454

Shareholders’ equity:
Ordinary shares (’000); S$0.25 par value; Authorized: 200,000 shares Outstanding: 81,369 and 79,714 shares	7,952	7,713
Additional paid-in capital	323,660	314,572
Unrealized holding gains on quoted investments	151,153	14,189
Deferred share compensation	(1,991)	(4,305)
Retained earnings	210,723	96,668

Total shareholders’ equity	691,497	428,837

Total Liabilities and Shareholders’ Equity	$940,848	$646,843

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$’000, except per share data)

	Years ended June 30
	2004	2003	2002
Sales, net	$814,853	$701,769	$805,905
Cost of goods sold	533,513	452,952	543,382

Gross profit	281,340	248,817	262,523
Operating expenses:
Selling, general and administrative	167,588	162,839	170,122
Research and development	69,504	58,775	38,248
Other charges (Note 17)	—	—	26,080

Operating income	44,248	27,203	28,073
Gain (loss) from investments, net	72,602	(6,049)	(45,414)
Interest income and other, net	9,276	4,864	5,155

Income (loss) before income taxes and minority interest	126,126	26,018	(12,186)
Provision for income taxes	8,539	(2,720)	(5,698)
Minority interest in (income) loss	(418)	79	(1,843)

Net income (loss)	$134,247	$23,377	$(19,727)

Basic earnings (loss) per share	$1.66	$0.30	$(0.27)
Weighted average ordinary shares outstanding (’000)	80,654	79,202	73,182
Diluted earnings (loss) per share	$1.61	$0.29	$(0.27)
Weighted average ordinary shares and equivalents outstanding (’000)	83,630	80,851	73,182

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Increase (decrease) in cash and cash equivalents (in US$’000)

	Years ended June 30
	2004	2003	2002
Cash flows from operating activities:
Net income (loss)	$134,247	$23,377	$(19,727)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of fixed assets	20,317	19,094	24,636
Amortisation of intangible assets	3,299	9,129	5,233
Deferred share compensation amortization	2,256	3,706	2,759
Write off of acquired in-process technology	—	—	26,080
Minority interest in income (loss)	418	(79)	1,843
Equity share in (gain) loss of unconsolidated investments	(287)	2,186	1,220
Loss (gain) on disposal of fixed assets	395	(113)	215
Write downs of investments and other non-current assets	3,374	13,618	49,303
Gain from investments, net	(14,812)	(7,777)	(5,341)
Profits arising from deemed disposal of interests in associated company	(23,053)	—	—
Deferred income taxes, net	4,707	(2,184)	266
Gain on disposal of interests in associated company	(38,110)	—	—
Changes in assets and liabilities, net:
Accounts receivable	(24,181)	23,968	18,243
Inventory	(103,532)	28,182	50,589
Marketable securities	—	1,388	2,193
Other assets and prepaids	(18,011)	6,488	1,094
Accounts payable	33,194	(11,940)	(33,659)
Accrued and other liabilities	8,468	(3,125)	(29,431)
Income taxes, including deferred tax	(9,404)	(6,230)	(6,076)

Net cash (used in) provided by operating activities	(20,715)	99,688	89,440

Cash flows from investing activities:
Capital expenditures, net	(15,646)	(15,695)	(8,730)
Proceeds from sale of fixed assets	161	2,605	383
Proceeds from disposal of interests in associated company	45,372	—	—
Proceeds from sale of quoted investments	23,777	11,248	13,936
Purchase of new subsidiaries (net of cash acquired)	(270)	—	(25,806)
Purchase of investments	(11,700)	(5,516)	(9,152)
Increase in other non current assets, net	(17,625)	(4,914)	(20,629)

Net cash provided by (used in) investing activities	24,069	(12,272)	(49,998)

Cash flows from financing activities:
(Decrease) increase in minority shareholders’ loan and equity balance	—	(6,690)	229
Buyout of subsidiary’s preference shares issued to minority interest	—	—	(10,019)
Buyout of subsidiary’s minority interest	(84)	(3,992)	—
Proceeds from exercise of ordinary share options	9,385	4,073	8,195
Repurchase of ordinary shares	—	—	(18,013)
Proceeds from debt obligations	823	30,802	—
Repayments of debt obligations	(11,620)	(21,697)	(2,758)
Repayments of capital leases	(2,642)	(2,887)	(292)
Dividends paid to ordinary shareholders	(20,192)	(19,824)	(18,024)

The accompanying notes are an integral part of these consolidated financial statements.

	Years ended June 30
	2004	2003	2002
Dividends paid to minority interest	—	(2,065)	—

Net cash used in financing activities	(24,330)	(22,280)	(40,682)

Net (decrease) increase in cash and cash equivalents	(20,976)	65,136	(1,240)
Cash and cash equivalents at beginning of year	232,053	166,917	168,157

Cash and cash equivalents at end of year	$211,077	$232,053	$166,917

Supplemental disclosure of cash flow information:
Interest paid	$433	$1,061	$752

Income taxes paid, net	$8,841	$10,951	$11,711

Non cash transaction:
Buyout of a subsidiary’s preference shares	$—	$—	$11,789

Shares issued for aqcuisition of subsidiary	$—	$—	$71,724

Fixed assets acquired under capital lease	$6,689	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In US$’000, except share data)

	Ordinary Shares (’000)	Ordinary Share Capital	Additional Paid In Capital	Unrealised Holding Gains (Losses) on Investments	Deferred Share Compensation	Retained Earnings	Total
Balance at June 30, 2001	73,944	$6,914	$209,555	$22,249	$(5,711)	$148,879	$381,886
Shares issued under employee options and share purchase plans	1,319	180	8,015	—	—	—	8,195
Repurchase of ordinary shares	(2,722)	(381)	381	—	—	(18,013)	(18,013)
Dividends paid	—	—	—	—	—	(18,024)	(18,024)
Reversal of unvested deferred share compensation, net	—	—	(1,169)	—	1,169	—	—
Amortization of deferred share compensation	—	—	—	—	2,759	—	2,759
Comprehensive loss	—	—	—	(1,613)	—	(19,727)	(21,340)
Buyout of a subsidiary’s preference shares	—	—	11,789	—	—	—	11,789
Shares and share options issued for acquisition of 3Dlabs	6,325	879	82,874	—	(7,053)	—	76,700

Balance at June 30, 2002	78,866	7,592	311,445	20,636	(8,836)	93,115	423,952
Shares issued under employee options and share purchase plans	848	121	3,952	—	—	—	4,073
Dividends paid	—	—	—	—	—	(19,824)	(19,824)
Reversal of unvested deferred share compensation, net	—	—	(825)	—	825	—	—
Amortization of deferred share compensation	—	—	—	—	3,706	—	3,706
Comprehensive income (loss)	—	—	—	(6,447)	—	23,377	16,930

Balance at June 30, 2003	79,714	7,713	314,572	14,189	(4,305)	96,668	428,837
Shares issued under employee options and share purchase plans	1,655	239	9,146	—	—	—	9,385
Dividends paid	—	—	—	—	—	(20,192)	(20,192)
Reversal of unvested deferred share compensation, net	—	—	(58)	—	58	—	—
Amortization of deferred share compensation	—	—	—	—	2,256	—	2,256
Comprehensive income	—	—	—	136,964	—	134,247	271,211

Balance at June 30, 2004	81,369	$7,952	$323,660	$151,153	$(1,991)	$210,723	$691,497

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements include the financial statements of Creative Technology Ltd and Creative’s subsidiaries under its effective control from their respective dates of acquisition, after elimination of intercompany transactions and balances. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Creative conducts a substantial portion of its business in United States dollars (“US$” or “$”). All dollar amounts included in the financial statements and in the notes herein are United States dollars unless designated as Singapore dollars (“S$”). Creative’s fiscal year-end is June 30. Creative generally operates on a thirteen week calendar closing on the Friday closest to the natural calendar quarter. For convenience, all quarters are described by their natural calendar dates.

Foreign exchange

The functional currency of Creative and its subsidiaries is predominantly the US dollar and accordingly, gains and losses resulting from the translation of monetary assets and liabilities denominated in currencies other than the US dollar are reflected in the determination of net income (loss). Creative enters into forward exchange contracts to reduce its exposure to foreign exchange translation gains and losses. Forward exchange contracts are marked to market each period and the resulting gains and losses are included in the determination of net income or loss. No forward exchange contracts were outstanding at June 30, 2004. Included in interest and other expenses for fiscal years 2004, 2003 and 2002 are exchange gains of $4.5 million, $5.4 million and $3.9 million, respectively.

At June 30, 2004, monetary assets and liabilities of Creative are denominated in the following currencies:

	Approximate Percentage of $ Balance Denominated in:
	US$	S$	EURO	Other Currencies
Cash and cash equivalents	53%	1%	27%	19%
Accounts receivable, less allowances	69%	1%	13%	17%
Total current liabilities	73%	14%	5%	8%
Long-term obligations	30%	70%	—	—

The exchange rates for the S$ and Euro utilized in translating the balance sheet at June 30, 2004, expressed in US$ per one S$ and Euro was 0.5830 and 1.2155, respectively.

Cash equivalents

Cash equivalents consist of highly liquid investment instruments with original or remaining maturities of three months or less at the time of purchase. All deposits are in short term deposit and money market accounts with various banks. This diversification of risk is consistent with Creative’s policy to maintain liquidity and ensure the safety of principal. Included in cash equivalents as of June 30, 2004 and 2003 are fixed rate deposits of $144.4 million and $188.2 million respectively.

At June 30, 2004, a total of $0.5 million in the fixed rate deposits was pledged to a bank to secure banking facilities for one of Creative’s subsidiaries (see Note 5).

Fair value of financial instruments

For certain of Creative’s financial instruments, including cash equivalents, accounts receivable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities. The amounts shown for long term obligations also approximate fair value because current interest rates charged to Creative for debts of similar maturities are substantially the same.

Inventory

Inventory is stated at the lower of cost or market. Cost is determined using standard cost, appropriately adjusted at balance sheet date to approximate actual cost on a weighted average basis. In the case of finished products and work-in-progress, cost includes materials, direct labor and an appropriate proportion of production overheads.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Management performs a detailed assessment of inventory at each balance sheet date to establish provisions for excess and obsolete inventories. Evaluation includes a review of, among other factors, historical sales, current economic trends, forecasted sales, demand requirements, product lifecycle and product development plans, quality issues, and current inventory levels.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the remaining facility lease term or the estimated useful lives of the improvements. No depreciation is provided on freehold land and construction in progress.

Investments

Creative holds equity investments in various companies pursuant to which it has acquired anywhere from less than 1% to 100% of the issuer’s outstanding capital stock. Investments in which Creative acquires more than 50% of the outstanding capital stock of an entity, or which are under the effective control of Creative, are treated as investments in subsidiaries, and the balance sheets and results of operations of these subsidiaries are fully consolidated after making allowance for any minority interests. Companies in which Creative’s investment totals between 20% and 50% of such company’s capital stock are treated as associated companies and recorded on an equity basis, whereby Creative adjusts its cost of investments to recognize its share of all post acquisition results of operations.

Non quoted investments of less than 20% in an entity are carried at cost, less provisions for permanent impairment where necessary.

In accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” quoted investments of less than 20% in an entity are classified as available-for-sale. Such investments are reported at fair value with the unrealized gains and losses included as a separate component of shareholders’ equity. Unrealized losses are charged against income when a decline in fair value is determined to be other than temporary. Realized gains and losses upon the sale or disposition of such investments are based on the average cost of the specific investments sold.

The investment portfolio is monitored on a periodic basis for impairment. Creative’s investments in these companies are inherently risky because the markets for the technologies or products they have under development are typically in the early stages and may never develop. In the event that the carrying value of an investment exceeds its fair value and the decline in value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis for the investment is established. Fair values for investments in public companies are determined using quoted market prices. Fair values for investments in privately-held companies are estimated based upon one or more of the following: pricing models using historical and forecasted financial information and current market rates, liquidation values, the values of recent rounds of financing, or quoted market prices of comparable public companies.

In order to determine whether a decline in value is other-than-temporary, Creative evaluates, among other factors: the duration and extent to which the fair value has been less than the carrying value; the financial condition of and business outlook for the company, including key operational and cash flow metrics, current market conditions and future trends in the company’s industry, and the company’s relative competitive position within the industry; and Creative’s intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value.

A summary of investments is as follows (in US$’000):

	As of June 30
	2004	2003
Non quoted investments	$3,504	$12,944
Quoted equity investments	205,787	36,224

Total investments	$209,291	$49,168

Acquisitions

Creative acquired 3Dlabs in fiscal 2002 (see Note 17). The acquisition was accounted for under the purchase method of accounting in accordance with SFAS 141 “Business Combinations,” and accordingly, the estimated fair value of assets acquired and liabilities assumed and the results of operations were included in Creative’s consolidated financial statements as of the effective date of the acquisition through the end of the period.

Goodwill and other intangible assets

Goodwill and other intangible assets are stated at cost and relate principally to the acquisition of new subsidiaries accounted for under the purchase method. Under this method, the purchase price has been allocated to the assets acquired, liabilities assumed and in-process technology based on their estimated fair market values at the dates of acquisition. Amounts allocated to acquired in-process technology are expensed in the period in which the acquisition is consummated. The goodwill and identifiable intangible assets acquired in connection with the acquisition of 3Dlabs have been accounted for in accordance with SFAS 141 and SFAS 142, “Business Combinations” and “Goodwill and Other Intangible Assets,” respectively. Intangible assets are amortized on a straight line basis over the estimated useful lives of the assets, ranging from one to seven years. Goodwill is not subject to amortization, but evaluated at least annually for impairment.

Reviews for impairment of goodwill and other intangible assets are also conducted whenever events indicate that the carrying amount might not be recoverable. Factors that Creative may consider important which could trigger an impairment review include the following:

•	significant under performance relative to expected historical or projected future operating results;

•	significant changes in the manner of use of the acquired assets or the strategy for Creative’s overall business;

•	significant negative industry or economic trends;

•	significant decline in Creative’s stock price for a sustained period; and

•	Creative market capitalization relative to net book value.

When the existence of one or more of the above factors indicates that the carrying value of the goodwill or intangible assets may be impaired, Creative measures any impairment based on a projected discounted cash flow method using a discount rate determined by the management to commensurate with the risk inherent in Creative’s current business model. Creative performed its annual assessment for goodwill impairment traditionally in the fourth quarter of the fiscal year. However, during the third quarter, management noted that the revenue for the reporting unit that was assigned the goodwill came below expectations in the first three quarters of the year, owing to a delay in the launch of new product. As this may impact the fair value of this reporting unit, the Company performed a stage 1 impairment review of the goodwill as at March 31, 2004, by comparing the fair value of the reporting unit to its book value including goodwill, in accordance with the requirements of SFAS 142 “Goodwill and Other Intangible Assets.” Based on the result of the review, the fair value of the reporting unit still exceeded its book value, and therefore goodwill was considered not impaired. Stage 2 of the impairment review was thus deemed unnecessary. As there were no deterioration in the business conditions of the reporting unit and the external environment it operates in between March 31 and June 30, 2004, no further impairment test of goodwill was deemed necessary.

Revenue recognition

Creative generally recognizes revenue when persuasive evidence of an arrangement exists, title and risk of loss transferred, delivery has occurred, price is fixed or determinable, and collectibility is probable. Allowances are provided for estimated returns, discounts and warranties, based on historical experience, current economic trends and changes in customer demand and acceptance of its products. Such allowances are adjusted periodically to reflect actual and anticipated experience. When recognizing revenue, Creative records estimated reductions to revenue for customer and distributor programs and incentive offerings, including price protection, promotions, other volume-based incentives and rebates.

Research and development

Research and development costs are charged to operations as incurred.

Assessment of the probability of the outcome of current litigation

Creative records accruals for loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Income taxes

Deferred tax assets and liabilities, net of valuation allowances, are established for the expected future tax consequences of events resulting from the differences between the financial reporting and income tax bases of Creative’s assets and liabilities and from tax credit carry forwards. No provision has been made for the undistributed earnings of Creative’s subsidiaries outside of Singapore since it is Creative’s intention to reinvest these earnings in those subsidiaries. Reinvested earnings of such subsidiaries have been immaterial to date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Concentrations of credit risk

Financial instruments that potentially subject Creative to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. Creative limits the amount of credit exposure to any one financial institution. Creative sells its products to original equipment manufacturers, distributors and key retailers. Creative believes that the concentration of credit risk in its trade receivables is substantially mitigated due to performance of ongoing credit evaluations of its customers’ financial condition, use of short collection terms, use of letters of credit in certain circumstances, procurement of credit insurance coverage and the geographical dispersion of sales. Creative establishes allowances for doubtful accounts, returns and discounts for specifically identified doubtful accounts, returns and discounts based on credit profiles of its customers, current economic trends, contractual terms and conditions and historical payment, return and discount experience.

Stock-based compensation

Creative accounts for stock-based employee compensation in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations, and complies with the disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” and SFAS 148, “Accounting for Stock-Based Compensation, Transition and Disclosures.” Accordingly, compensation expense for stock options is measured as the excess, if any, of the fair market value of Creative’s stock at the date of the grant over the stock option exercise price. See Note 9.

Recently issued accounting pronouncements

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on recognition and measurement guidance previously discussed under EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-01”). The consensus clarifies the meaning of other-than-temporary impairment and its application to investments in debt and equity securities, in particular, investments within the scope of FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and investments accounted for under the cost method. This consensus is to be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The Company does not believe that this consensus will have a material impact on its consolidated results of operations as its current policies are consistent with the consensus.

In March 2004, the FASB issued a proposed Statement, “Share-Based Payment, an amendment of FASB Statements Nos. 123 and 95,” that addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. The proposed statement would eliminate the ability to account for share-based compensation transactions using the intrinsic method that we currently use and generally would require that such transactions be accounted for using a “fair-value”-based method and recognized as expense in our consolidated statement of operations. The recommended effective date of the proposed statement is currently for fiscal years beginning after December 15, 2004. Should this proposed statement be finalized in its current form, it will have an impact on our consolidated statement of operations as we will be required to expense the “fair-value” of our stock option grants and stock purchases under our employee stock purchase plan.

In April 2004, the Emerging Issues Task Force issued Statement No. 03-06 “Participating Securities and the Two-Class Method Under FASB Statement No. 128, Earnings Per Share” (“EITF 03-06”). EITF 03-06 addresses a number of questions regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. The issue also provides further guidance in applying the two-class method of calculating earnings per share, clarifying what constitutes a participating security and how to apply the two-class method of computing earnings per share once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. EITF 03-06 became effective during the quarter ended June 30, 2004, the adoption of which did not have an impact on the Company’s calculation of earnings per share.

NOTE 2 – NET INCOME (LOSS) PER SHARE

In accordance with SFAS 128, “Earnings per Share,” Creative reports both basic earnings per share and diluted earnings per share. Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary and potentially dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares are excluded from the computation if their effect is anti-dilutive. In computing the diluted earnings per share, the treasury stock method is used to determine, based on average stock prices for the respective periods, the ordinary equivalent shares to be purchased using proceeds received from the exercise of such equivalent shares. Other than the dilutive effect of stock options, there are no other financial instruments that would impact the weighted average number of ordinary shares outstanding used for computing diluted earnings per share. The potentially dilutive ordinary equivalent shares outstanding under the employee share purchase plan were not material.

Following is a reconciliation between the average number of ordinary shares outstanding and equivalent shares outstanding (in ’000):

	As of June 30
	2004	2003	2002
Weighted average ordinary shares outstanding	80,654	79,202	73,182
Weighted average dilutive stock options outstanding	2,976	1,649	—

Weighted average ordinary shares and equivalents outstanding	83,630	80,851	73,182

For fiscal 2003, approximately 0.5 million shares related to the convertible note were excluded from the computation of dilutive earnings per share as the effect of including such shares would be anti-dilutive.

For fiscal 2002, approximately 2.4 million potentially dilutive shares were excluded from the determination of diluted net loss per share as the effect of including such shares would be anti-dilutive.

NOTE 3 – BALANCE SHEET DETAIL (in US$’000)

		As of June 30
		2004	2003
Inventory:
Raw materials		$76,020	$20,189
Work in progress		13,946	2,918
Finished products		93,933	57,260

Total inventory		$183,899	$80,367

	Estimated Useful Life	As of June 30
		2004	2003
Property and equipment:
Land and buildings	25 years	$93,132	$92,719
Construction in progress	—	998	—
Machinery and equipment	3 - 6 years	52,015	44,239
Furniture, fixtures and office equipments	2 - 8 years	91,232	79,659
Leasehold improvements	Term of lease	12,963	12,546

		$250,340	$229,163
Accumulated depreciation		(144,142)	(124,759)

Net property and equipment		$106,198	$104,404

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – BALANCE SHEET DETAIL (in US$’000) (Cont’d)

Included in property and equipment are assets purchased under capital lease obligations with a cost and accumulated depreciation of approximately $16.2 million and $8.7 million for fiscal 2004, and $9.0 million and $4.6 million for fiscal 2003, respectively.

	As of June 30
	2004	2003
Other non-current assets:
Other intangible assets	$40,082	$33,682
Accumulated amortization	(28,216)	(24,917)

Other intangible assets, net	11,866	8,765
Goodwill	91,976	91,976
Other non-current assets	13,929	7,616

Total other non-current assets	$117,771	$108,357

Goodwill and other intangible assets fully amortized were excluded from above. Other intangible assets amortization expense was $3.3 million, $9.1 million and $5.2 million for fiscal year 2004, 2003 and 2002, and estimated to be $3.8 million, $3.3 million, $3.1 million and $1.7 million in fiscal year 2005, 2006, 2007 and 2008, respectively.

	As of June 30
	2004	2003
Other accrued liabilities:
Marketing accruals	$26,307	$20,732
Payroll accruals	20,443	18,177
Royalty accruals	8,300	6,319
Other accruals	33,492	34,345

Total other accrued liabilities	$88,542	$79,573

Other accruals of $33.5 million and $34.3 million as of June 30, 2004 and 2003 includes accruals for various operating expense items that individually account for less than 5% of the total current liabilities.

NOTE 4 – PRODUCT WARRANTIES

The warranty period for the bulk of Creative’s products typically ranges between 1 to 3 years. The product warranty accrual reflects management’s best estimate of probable liability under its product warranties. Management determines the warranty provision based on known product failures (if any), historical experience, and other currently available evidence.

Changes in the product warranty accrual for the fiscal year 2004 was as follows (in US$’000):

	As of June 30
	2004	2003
Balance at the beginning of the year	$2,835	$2,292
Accruals for warranties issued during the period	8,417	2,660
Adjustments related to pre-existing warranties (include changes in estimates)	(149)	(94)
Settlements made (in cash or in kind) during the period	(4,871)	(2,023)

Balance at the end of the year	$6,232	$2,835

NOTE 5 – LEASES AND COMMITMENTS

Creative leases the use of land and certain of its facilities and equipment under non-cancelable operating lease arrangements. The land and facility leases expire at various dates through 2052 and provide for fixed rental rates during the terms of the leases.

Minimum future lease payments for non-cancelable leases as of June 30, 2004, are as follows (in US$’000):

Operating Leases
Fiscal years ended June 30,
2005	$8,970
2006	7,077
2007	3,384
2008	2,058
2009	1,652
Thereafter	15,702

Total minimum lease payments	$38,843

Rental expense under all operating leases was $14.1 million, $12.2 million and $10.9 million for fiscal 2004, 2003 and 2002, respectively.

Future minimum lease obligations, which are secured by the underlying assets, as of June 30, 2004, under capital leases are as follows (in US$’000):

Capital Leases
Fiscal years ended June 30,
2005	$3,618
2006	3,649
2007	1,031
2008	—
2009	—
Thereafter	—

Total minimum lease commitments	$8,298
Less: Interest	(494)

Total capital lease obligations	$7,804

Capital lease liabilities amounting to $0.3 million for one of Creative’s subsidiaries are secured on a banker’s guarantees at June 30, 2004 (see Note 1).

NOTE 6 – COMPREHENSIVE INCOME

The components of total comprehensive income are as follows (in US$’000):

	Years ended June 30
	2004	2003	2002
Net income (loss)	$134,247	$23,377	$(19,727)
Movement in unrealized holding gains (losses)	139,410	(3,110)	15,042
Reclassification adjustments:
- Losses included in net income (loss)	(2,446)	(3,337)	(16,655)
	136,964	(6,447)	(1,613)

Total comprehensive income (loss)	$271,211	$16,930	$(21,340)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – SHARE REPURCHASES

Details of Share repurchases by Creative since the commencement date of the program on November 6, 1998 are set out below:

	Number of Shares Repurchased (in millions)	Average Price (US$)
As of June 30, 2002	26.3	$13
Fiscal year 2003	—	—
Fiscal year 2004	—	—

Total	26.3	$13

At the Annual General Meeting (“AGM”) held on November 26, 2003, the shareholders approved the share repurchase mandate allowing Creative to buy up to 10% of the issued share capital of Creative as at the date of the AGM. This amounts to approximately 8.1 million shares. This authority to repurchase these shares shall continue in force unless revoked or revised by the shareholders in a general meeting, or until the date that the next AGM of Creative is held or is required to be held, whichever is the earlier.

In accordance with Singapore statutes, such repurchases are recorded as a reduction in retained earnings.

NOTE 8 – DIVIDENDS

At the Annual General Meeting held on November 26, 2003, Creative’s shareholders approved an ordinary dividend of $0.25 for each outstanding ordinary share of Creative for the fiscal year ending June 30, 2004. Dividends of $20.2 million were paid on December 23, 2003 to all shareholders of record as of December 10, 2003. Creative paid an ordinary dividend of $0.25 in fiscal 2003 and 2002, amounting to $19.8 million and $18.0 million, respectively.

NOTE 9 – EMPLOYEE SHARE PURCHASE AND STOCK OPTION PLANS

Creative Employee Share Purchase Plan

As approved by the shareholders in November 1999, Creative has adopted the 1999 Employee Share Purchase Plan that permits substantially all employees to purchase ordinary shares of Creative. Participating employees may purchase ordinary shares through regular payroll deductions accumulated during each offering period at a purchase price of 85% of the lower of the fair market value on the offering date or on the purchase date. Each offering period consists of four six months purchase periods, except for the first purchase period in the first offering period, which was four months. A total of 1.0 million ordinary shares were reserved for issuance under this plan. In addition, on each July 1, the aggregate number of ordinary shares reserved for issuance under the plan shall be increased automatically by 1% of the total number of outstanding ordinary shares of Creative on the immediately preceding June 30; provided that the aggregate shares reserved under this plan shall not exceed 5.0 million shares.

In fiscal 2004, 2003 and 2002, 137,900, 282,700 and 248,000 shares were issued at a weighted average exercise price of $5.71, $5.24 and $5.19 per share under Creative’s Employee Share Purchase Plan respectively.

Creative Employee Stock Option Plans

In December 1994, Creative adopted the new Creative Technology Employees’ Share Option Scheme (the “New Plan”). Options granted under this plan were in accordance with Section 422(a) of the US Internal Revenue Code of 1986, as amended. On November 13, 1996, at a special meeting, shareholders approved certain changes to the New Plan to make it less restrictive. Under the amended New Plan, the total number of shares that could be granted was increased to an overall maximum of 15% of the issued share capital of Creative. The amended New Plan also provided for incentive stock options to be granted to employees of Creative on a quarterly basis, at the average market price established on the five days closing immediately prior to the date of grant. The options vested at the rate of 25% at the end of each anniversary of the grant date and were exercisable over a period not exceeding five years from the date of grant.

As of October 6, 1998, Creative is no longer subject to the listing rules of the Singapore Exchange but is required only to comply with the listing rules of NASDAQ, including rules governing stock option plans. Since many of Creative employees and shareholders are located in the United States of America, Creative has obtained shareholders’ approval on December 30, 1998 to replace the New Plan with the Creative Technology (1999) Share Option Scheme (“1999 Scheme”), which is more in accordance with US practice. The 1999 Scheme allows options to be granted to full-time employees as well as consultants and non-executive directors. The total number of shares that may be granted as options is 7.5 million provided that such amount shall be automatically increased on the first day (July 1) of each of the five fiscal years ending June 30, 2001, 2002, 2003, 2004 and 2005 by four percent of the issued share capital of Creative as at the last day of the immediate preceding fiscal year. The Option Committee, made up of the Board of Directors, has the discretion to decide the vesting schedule in the letter of offer. If it is not specifically stated in the letter of offer, 1/4 of the total amount of the grant vest on the first anniversary of the grant date and 1/48 of the total amount of the grant on the last day of each calendar month thereafter. The exercise price of options granted under the 1999 Scheme may be less than the fair market value of the shares as of the date of grant and the options expire after the tenth anniversary of the date of grant, except in the case of options granted to participants other than employees, options expire not later than the fifth anniversary of the date of grant.

In fiscal 2002, Creative granted 7.1 million options under the 1999 Scheme at a weighted average exercise price of $4.57. Options to acquire 2.9 million shares were granted in fiscal 2002 below fair market value, resulting in a deferred share compensation of $0.8 million being amortized over the vesting period of the underlying options. The 7.1 million options that were granted in fiscal 2002 included 1.6 million Creative’s options that were granted to assume 3Dlabs’ outstanding employee stock options (see Note 17).

In fiscal 2003, Creative granted 0.4 million options at fair market value under the 1999 Scheme at a weighted average exercise price of $6.99.

In fiscal 2004, Creative granted 0.15 million options at fair market value under the 1999 Scheme at a weighted average exercise price of $10.14.

Creative Employee Stock Option Plans

A summary of options granted to employees and non-employee directors under Creative’s stock option plans is presented below:

	Options Outstanding
	Number of Shares (’000)	Weighted Average Exercise Price ($)
Balance as of June 30, 2001	6,781	9.01

Granted – at fair market value	2,509	4.72
– below fair market value	2,931	4.80
– pursuant to the acquisition of 3Dlabs (see Note 17)	1,641	3.93

Exercised	(1,070)	6.45
Canceled	(913)	9.18

Balance as of June 30, 2002	11,879	6.56

Granted – at fair market value	380	6.99
Exercised	(566)	4.58
Canceled	(1,101)	7.44

Balance as of June 30, 2003	10,592	6.59

Granted – at fair market value	150	10.14
Exercised	(1,517)	5.64
Canceled	(304)	6.48

Balance as of June 30, 2004	8,921	6.82

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – EMPLOYEE SHARE PURCHASE AND STOCK OPTION PLANS (Cont’d)

The total number of options exercisable at June 30, 2004, 2003 and 2002 under the New Plan and 1999 Scheme were 7,004,000, 6,866,000 and 4,031,000, respectively.

Summary of outstanding options under Creative’s employee stock option plans

The following table summarizes option information for Creative’s employee stock option plans as at June 30, 2004.

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding (’000)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)	Number Exercisable (’000)	Weighted Average Exercise Price ($)
$1.00 to $2.99	375	6.86	2.86	254	2.86
$3.00 to $4.99	3,401	7.27	4.45	1,961	4.44
$5.00 to $7.99	905	7.06	6.36	736	6.37
$8.00 to $10.99	4,230	4.93	9.14	4,043	9.11
$11.00 to $14.99	—	—	—	—	—
$15.00 to $22.00	10	5.66	18.40	10	18.40

	8,921	6.12	6.82	7,004	7.30

Subsidiary Stock Option Plan

In May 2000, the subsidiary adopted a separate stock option plan and employees were then granted options under this plan. The total number of shares that may be granted as options under the subsidiary 2000 Stock Option Plan (“2000 Plan”) is 8 million shares provided that such amounts shall be automatically increased on the first day (July 1) of each of the five fiscal years ending June 30, 2001, 2002, 2003, 2004 and 2005 by the lesser of (i) three hundred thousand shares or (ii) one percent of the issued share capital of the Company as at the last day of the immediately preceding fiscal year. The exercise price of options granted under the 2000 Plan may be less than the fair market value of the shares as of the date of grant and the options expire after the tenth anniversary of the date of grant. The 2000 Plan was terminated on June 18, 2004.

The subsidiary did not grant options in fiscal 2002, fiscal 2003 and fiscal 2004.

A summary of options granted to employees, consultants and directors under the subsidiary’s stock option plan is presented below:

Options Outstanding
	Number of Shares (’000)	Weighted Average Exercise Price ($)
Balance as of June 30, 2002	5	2.50
Options granted	—	—
Options canceled	(5)	2.50

Balance as of June 30, 2003	—	—
Options granted	—	—

Balance as of June 30, 2004	—	—

Creative and Subsidiary Pro Forma Disclosures

The fair value of the purchase rights under the Creative employee share purchase plan and stock option plan is estimated at the date of the grant using the Black-Scholes model based on the following assumptions:

	Fiscal 2004	Fiscal 2003	Fiscal 2002
Volatility	35%	45%	60%
Risk-free interest rates
Share purchase plan	2.78% to 3.26%	2.18% to 3.26%	2.18% to 5.16%
Stock options	1.24% to 2.27%	1.27% to 3.01%	2.16% to 5.16%
Dividend yield	2.0%	3.0%	2.5%
Expected lives:
Share purchase plan	6 months	6 months	6 months
Stock options	0.01 years after vest date	0.01 years after vest date	0.01 years after vest date

	Years ended June 30
	2004	2003	2002
Weighted average fair value of stock options granted:
Stock options:
At market	$2.06	$1.70	$1.53
Below market	$—	$—	$3.74

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation:

(In US$’000, except per share data)

	Years ended June 30
	2004	2003	2002
Net income (loss), as reported	$134,247	$23,377	$(19,727)
Less:Total stock-based employee compensation expense determine under fair value based method for all awards, net of related tax effects	(2,949)	(7,309)	(6,031)
Add:Stock-based employee compensation expense included in reported net income, net of related tax effects	2,256	3,703	2,295

Pro forma net income (loss)	$133,554	$19,771	$(23,463)

Earnings (loss) per share:
Basic – as reported	$1.66	$0.30	$(0.27)
Basic – pro forma	$1.66	$0.25	$(0.32)
Diluted – as reported	$1.61	$0.29	$(0.27)
Diluted – pro forma	$1.60	$0.25	$(0.32)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – INCOME TAXES

Creative was granted a Pioneer Certificate in 1990 under the Singapore Economic Expansion Incentives (Relief from Income Tax) Act, Cap. 86 for the design and manufacture of digital computer video, audio and multimedia products, including personal computers and related components, chipsets and software but not including interest income. The Pioneer Certificate exempted income derived from such activities (“Pioneer Income”) from tax in Singapore, subject to certain conditions. The Pioneer Certificate expired in March 2000.

Creative was granted a new Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Under the new Pioneer Certificate, profits arising from qualifying activities will be exempted from income tax in Singapore, subject to certain conditions. As a result of obtaining the new Pioneer Certificate, fiscal 2004 tax write-back includes a $12.3 million reversal of income taxes. The reversal was related to corporate taxes provided for in full for profits arising from qualifying activities from the commencement date of the new Pioneer Certificate until the second quarter of fiscal 2004, based on the standard tax rates of 24.5% for fiscal 2001 and 22% for fiscal 2002 and 2003 and 20% for fiscal 2004. These standard corporate income tax rates continue to be applicable to profits arising from activities excluded from the new Pioneer Certificate.

The Singapore and other components of income (loss) before income taxes are as follows (in US$’000):

	Years ended June 30
	2004	2003	2002
Singapore	$47,990	$36,199	$45,738
Other countries	78,136	(10,181)	(57,924)

Income (loss) before income taxes and minority interest	$126,126	$26,018	$(12,186)

The provision for income taxes consists of (in US$’000):

	Years ended June 30
	2004	2003	2002
Singapore	$(10,346)	$2,464	$4,780
Other countries	1,807	256	918

Provisions for income taxes	$(8,539)	$2,720	$5,698

Creative’s effective tax provision for fiscal 2004, 2003 and 2002 reconciles to the amount computed by applying the Singapore statutory rate of 20.0% for 2004, 22.0% for 2003 and 2002 to income before income taxes and minority interest, as follows (in US$’000):

	Years ended June 30
	2004	2003	2002
Income tax (benefit) at Singapore statutory rate	$25,225	$5,724	$(2,681)
Tax excempt income
Singapore	(9,050)	(11)	(13)
Others	(12,809)	—	—
Non-deductible expenses and write-offs	1,159	1,433	3,013
Change in valuation allowances	(1,697)	(6,106)	(657)
Rate differences and others	896	1,680	6,036
Tax refund receivable	(12,263)	—	—

Provisions for income taxes	$(8,539)	$2,720	$5,698

Deferred tax assets at June 30, 2004 and 2003 consisted of the following (in US$’000):

	As of June 30
	2004	2003
Non-deductible reserves	$22,106	$26,110
Net operating loss carryforwards	60,288	70,390
Other	1,068	1,971

Total deferred tax assets	83,462	98,471
Valuation allowance for deferred tax assets	(83,462)	(98,471)

	$—	$—

Creative had US net operating loss carryforward of approximately $136.3 million and $162.0 million as at June 30, 2004 and June 30, 2003, expiring between 2005 to 2022. The utilization of the net operating losses by Creative is subject to certain conditions.

Valuation allowance is provided for Creative’s deferred tax assets as management believes substantial uncertainty exists regarding the realizability of these assets.

Creative has United States tax deductions not included in the net operating loss carryforward described above aggregating approximately $53.6 million at June 30, 2004 and June 30, 2003, as a result of the exercise of employee stock options, the tax benefit of which has not been realized. The tax benefit of the deductions, when realized will be accounted for as a credit to additional paid-in capital rather than a reduction of the income tax provision.

NOTE 11 – DEBT OBLIGATIONS

On November 21, 2002, Creative Technology Centre Pte Ltd (“CTC”), a Singapore subsidiary of Creative, entered into a nine year term loan facility for up to S$54.0 million ($31.5 million) with a bank. The loan is repayable in thirty-six quarterly installments of S$1.5 million ($0.9 million). The repayment commenced on March 31, 2003. The interest on the outstanding loan balance is based on bank’s floating rate plus margin 1.5%. The interest rate charged for fiscal 2004 was at 2.26%. The loan is secured by a first mortgage on the building and by way of a fixed and floating charge over all assets of CTC. At June 30, 2004, S$45.0 million ($26.2 million) was outstanding.

3Dlabs was a party to a loan and security agreement with a financial institution in an amount up to $20.0 million or 85% of the qualified accounts receivable of 3Dlabs’ U.S. companies, whichever is less. The agreement was secured by all tangible and intangible assets of 3Dlabs. There were no borrowings outstanding under the agreement as of June 30, 2003 and the agreement was terminated in September 2003.

In December 1999, prior to its acquisition by Creative, 3Dlabs issued a subordinated convertible note to an investor in the principal amount of $7.5 million which matures in December 2004. The outstanding unpaid principal balance under the note bears interest at a rate of 4.5% per annum, payable upon conversion, prepayment or at maturity. The holder of the note has the option to convert all or a portion of the outstanding unpaid principal balance under the note plus interest into shares of 3Dlabs’ common stock at a conversion price of $5.563 per share or to transfer the note to a third party. At any time after June 2002, 3Dlabs has the option to require the noteholder to convert all or a portion of the outstanding unpaid principal balance under the note plus interest, so long as the weighted average closing share price of 3Dlabs’ common stock is equal to or greater than the conversion price of $5.563 for twenty trading days prior to the conversion date. In August 2002, after the closing of the acquisition of 3Dlabs by Creative, 3Dlabs, the noteholder and Creative entered into an amendment of the convertible subordinated note agreement and convertible subordinated note to allow the outstanding unpaid principal balance under the note plus interest to be convertible into ordinary shares of Creative, at the conversion price equal to $18.05. The full outstanding principal balance plus accrued interest was prepaid in January 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – DEBT OBLIGATIONS (Cont’d)

The following table presents the payments due by period for the long term debt and capital lease obligations as of June 30, 2004:

	Payments Due by Period (US$’000)
Debt Obligations	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Long Term Debt	$27,051	$3,498	$7,812	$6,996	$8,745
Capital Lease Obligations	7,804	3,481	4,323	—	—

Total Debt Obligations	$34,855	$6,979	$12,135	$6,996	$8,745

Creative has various other credit facilities relating to overdrafts, letters of credit, bank guarantees and short term loans with several banks totaling approximately $118.1 million at June 30, 2004. Within these credit facilities, sub-limits have been set on how Creative may utilize the overall credit facilities. At June 30, 2004, $0.4 million in letters of credit and $2.0 million in bank guarantees were drawn under these facilities. Facilities under letters of credit and bank guarantees bear interest at approximately the banks’ prime rates, and for interest rates on overdraft and short term loan facilities.

NOTE 12 – MINORITY INTEREST

In July 2002, CTC declared dividends of approximately $4 million to its shareholders, namely Creative and Bukit Frontiers Pte Ltd (“BFPL”), a company owned by Creative’s Chairman and CEO, Sim Wong Hoo. Creative and BFPL received a net dividend of approximately $2 million each.

In accordance with the joint venture agreement with BFPL as approved by Creative’s shareholders, in July 2002, Creative acquired from BFPL the remaining 50% interest that it did not currently own in its building located in the International Business Park in Singapore. The consideration payable by Creative for the 50% interest in CTC amounted to approximately $4 million. Additionally, Creative repaid the outstanding building-related loans of $7.1 million to BFPL. The financial consideration for the purchase of CTC shares was set at CTC’s audited net asset valued at July 4, 2002, based on the value of the building as determined by an independent property appraiser. The acquisition was accounted for by the purchase method. The payment was allocated to land and buildings, deferred tax liability and against minority interest.

NOTE 13 – INTELLECTUAL PROPERTY INDEMNIFICATION OBLIGATIONS

Creative indemnifies certain customers, distributors, suppliers, and subcontractors for attorney fees and damages and costs awarded against these parties in certain circumstances in which its products are alleged to infringe third party intellectual property rights, including patents, trademarks, or copyrights. The terms of its indemnification obligations are generally perpetual from the effective date of the agreement. In certain cases, there are limits on and exceptions to its potential liability for indemnification relating to intellectual property infringement claims. Creative cannot estimate the amount of potential future payments, if any, that the company might be required to make as a result of these agreements. To date, Creative has not paid any claims. However, Creative has agreed to indemnify several of its retailers in connection with the lawsuits discussed in Note 14, “Legal Proceedings.” Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations. However, there can be no assurances that Creative will not have any future financial exposure under those indemnification obligations.

NOTE 14 – LEGAL PROCEEDINGS

During the course of its ordinary business operations, Creative and its subsidiaries are involved from time to time in a variety of intellectual property and other disputes, including claims against Creative alleging copyright infringement, patent infringement, contract claims, employment claims and business torts. Ongoing disputes exist with, among other entities, Compression Labs, Incorporated (a patent infringement action filed in the Eastern District of Texas against Creative Labs, Inc. and 27 other defendants); representative purchasers of Audigy sound cards against Creative Labs, Inc. (an action for unfair competition based on allegations that Creative’s packaging and advertising falsely represent the Audigy sound card’s audio processing capabilities); and representative purchasers of MP3 players against Creative Labs, Inc. (an action against manufacturers of MP3 players and retailers alleging false advertising and unfair competition in connection with reported storage capacity). Creative also from time to time receives licensing inquiries and/or threats of potential future patent claims from a variety of entities, including MPEG Audio, Lucent Technologies, MPEG LA and Dyancore Holdings.

Creative believes it has valid defenses to the various claims asserted against it, and intends to defend the actions vigorously. However, should any of these claimants prevail in their suits or claims, Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations.

NOTE 15 – INVESTMENTS IN ASSOCIATED COMPANY

In August 2003, SigmaTel, an equity-method investee of Creative, completed an initial public offering of its common stock in the United States. As a result of the initial public offering, Creative’s ownership percentage in SigmaTel was reduced. Even though Creative did not dispose of any of its shareholdings in the initial public offering, the dilution in Creative’s ownership percentage in SigmaTel was treated as a “deemed disposal” in accordance with US GAAP. In accordance with Staff Accounting Bulletin Topic 5H, “Accounting for Sales of Stock by a Subsidiary,” Creative recorded a non-cash gain of $23.1 million from this transaction, which represents the net increase in Creative’s share of the net assets of SigmaTel as a result of the initial public offering.

In February 2004, Creative disposed of 1.9 million shares of SigmaTel common stock in a follow-on public offering. Net proceeds from the disposal of these shares was about $45.4 million and the net investment gain recognized in Creative’s results of operations in the quarter ended March 31, 2004 was $38.1 million. As a result of the disposal, Creative’s shareholdings in SigmaTel was reduced to below 20%, and as such, SigmaTel was no longer considered an equity-method investee company. The investment in SigmaTel was reclassified as available for sale investments in accordance with SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities,” and carried at fair value with unrealized gains and losses recorded as a separate component of shareholders’ equity.

NOTE 16 – INVESTMENTS

Net investment gain of $72.6 million in fiscal 2004 comprised $52.9 million gain from sales of investments which include $38.1 million gain from sale of interest in SigmaTel; and a $23.1 million non-cash gain on a “deemed disposal” of interests in SigmaTel, offset by $3.4 million in permanent write-downs of unquoted investments. Net investment losses of $6.0 million in fiscal 2003 include permanent write-downs of quoted and unquoted investments by $13.6 million and net gains from quoted investments of $7.6 million.

NOTE 17 – BUSINESS COMBINATION

In May 2002, Creative completed the acquisition of 3Dlabs, a graphics vendor, supplying graphics accelerator solutions for professionals in Computer Aided Design, Digital Content Creation, and visual simulation markets.

To acquire the remaining outstanding capital stock of 3Dlabs, Creative paid approximately $37.0 million in cash, issued approximately 6.3 million shares of Creative’s ordinary shares valued at approximately $71.7 million at the time of the closing, and assumed 3Dlabs’ outstanding options exercisable into approximately 1.6 million shares of Creative ordinary shares valued at approximately $12.0 million at the time of the closing. As a result of the acquisition, Creative also assumed 3Dlabs net liabilities of $21.1 million. In addition, Creative incurred approximately $1.3 million in transaction fees, including legal, valuation and accounting fees. The ordinary shares issued were valued in accordance with EITF Issue No. 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination,” using the average for the Creative closing prices ordinary shares during the two days before and two days after (and including) the day on which the total number of Creative shares issuable to holders of 3Dlabs common shares were fixed

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – BUSINESS COMBINATION (Cont’d)

and determinable. The assumed stock options were valued using the Black-Scholes valuation model, with a volatility rate of 60%, a risk-free interest rate of 2.20% to 4.93%, expected dividend yield of 2.5%, and an estimated vest term of 0.01 years after vest date.

Of the total assumed stock options of 3Dlabs, approximately 1.3 million stock options with an intrinsic value of $7.0 million were unvested. In accordance with FIN 44, “Accounting for Certain Transactions Involving Stock Compensation,” these unvested options were accounted for as deferred stock-based compensation and are being recognized as compensation expense over their related vesting periods.

Creative accounted for the acquisition using the purchase method of accounting and has included the results of 3Dlabs from the acquisition date of May 15, 2002. The allocation of the purchase price to in-process technology and identifiable intangible assets acquired was based on independent appraisals. The income approach, which includes an analysis of the markets, cash flows and risks associated with achieving such cash flows, was the primary technique utilized in valuing the existing technology, in-process technology and non-competition agreements. In estimating the fair value of the patents/core technology and trade name/trademarks, royalty savings approach was used.

The following table summarizes the estimated fair values of the tangible assets acquired and the liabilities assumed at the date of acquisition (in US$’000):

Cash	$11,285
Other current assets	13,899
Property and equipment	10,717

Total assets acquired	35,901
Total liabilities assumed	(56,963)

Net liabilities assumed	$(21,062)

The following table summarizes the allocation of the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed (in US$’000):

Net liabilities assumed	$(21,062)
Goodwill	91,976
Acquired in-process technologies	26,080
Other intangible assets consisting of:
Existing technology	7,580
Patent/core technology	6,910
Non-competition agreement	620
Trade name/trademarks	4,160

Total purchase price excluding deferred share compensation	$116,264
Total deferred share compensation	7,053

Total purchase price including deferred share compensation	$123,317

The intangible assets are being amortized over their respective benefit periods, which range from one to six years. In accordance with SFAS 142, “Goodwill and Other Intangible Assets,” Creative will assess goodwill for impairment at least annually. In accordance with the prevailing accounting standards, the amount of $26.1 million allocated to acquired in-process technology was written off as other charges in fiscal 2002.

NOTE 18 – SEGMENT REPORTING

Creative operates primarily in one industry segment and provides advanced multimedia solutions for personal computers and personal digital entertainment products. Creative has manufacturing plants and distribution centers in Singapore, Malaysia and China, with the European distribution center located in Dublin, Ireland and the Americas distribution center located in Milpitas, California. Creative focuses its worldwide sales and marketing efforts predominantly through sales offices in North America, Europe and the Asia Pacific region.

The following is a summary of net sales by product category (in US$’000):

	Years ended June 30
	2004	2003	2002
External net sales:
Audio	$202,490	$234,734	$353,877
Speakers	183,913	158,343	165,263
Personal Digital Entertainment	268,133	124,746	73,031
Graphics & Video	68,539	86,321	48,633
Communications	30,442	44,920	70,454
Others	61,336	52,705	94,647

Consolidated	$814,853	$701,769	$805,905

The following is a summary of operations by geographical regions (in US$’000):

	Years ended June 30
	2004	2003	2002
External net sales:
Asia Pacific	$125,909	$95,711	$141,966
The Americas	378,653	343,946	390,861
Europe	310,291	262,112	273,078

Consolidated	$814,853	$701,769	$805,905

	Years ended June 30
	2004	2003	2002
Operating income (loss):
Asia Pacific	$33,106	$25,353	$11,126
The Americas	(171)	(10,744)	(5,290)
Europe	11,313	12,594	22,237

Consolidated	$44,248	$27,203	$28,073

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – SEGMENT REPORTING (Cont’d)

	As of June 30
	2004	2003
Identifiable assets:
Asia Pacific	$742,139	$496,646
The Americas	123,628	89,683
Europe	75,081	60,514

Consolidated	$940,848	$646,843

Long-lived assets are based on the physical location of the assets at the end of each of the fiscal years. Goodwill of $92.0 million as of June 30, 2004 and 2003 was allocated to Asia Pacific region. Geographic revenue information for the three years ended June 30, 2004 is based on the location of the selling entity.

	As of June 30
	2004	2003
Identifiable assets:
Singapore	$347,549	$289,248
United States of America	123,628	89,683
Ireland	67,947	52,382
Rest of the World	401,724	215,530

Consolidated	$940,848	$646,843

	Years ended June 30
	2004	2003	2002
Revenue by geographic region:
Singapore	$66,446	$58,418	$89,458
United States of America	378,653	343,946	390,861
Ireland	310,291	260,964	272,824
Rest of the World	59,463	38,441	52,762

Consolidated	$814,853	$701,769	$805,905

Major customers: In fiscal 2004, 2003 and 2002, no customer accounted for more than 10% of net revenues. As of June 30, 2004 and 2003, two customers accounted for more than 10% of net accounts receivable and as of June 30, 2002, no customer accounted for more than 10% of net accounts receivable.

STOCK MARKET INFORMATION

Creative’s ordinary shares have been traded on the NASDAQ National Market (“NASDAQ”) since August 3, 1992, under the symbol “CREAF.” Creative’s ordinary shares have been traded on the Singapore Exchange (“SGX-ST”) since June 15, 1994. In January 2003, Creative announced that it intends to move to a single primary stock exchange listing on the SGX-ST. Consequently, Creative intends to delist its ordinary shares from NASDAQ and will initiate steps that can facilitate the elimination of its U.S. public reporting obligations. On June 1, 2003, a flow back restriction was commenced. The flow back restriction stops the electronic transfer of Creative’s ordinary shares from the register of The Central Depository (Pte) Limited in Singapore to accounts with brokers located in the United States. The delisting of Creative ordinary shares from NASDAQ would not affect the status of Creative’s shares on the SGX-ST.

The following table presents, for the registered shares on the NASDAQ and SGX-ST: (i) the annual high and low market prices for the five most recent full fiscal years; (ii) the high and low market prices for each full fiscal quarter for the two most recent full fiscal years; and (iii) the high and low market prices for each month for the most recent six months. These prices do not include retail markups, markdowns, or commissions.

	NASDAQ (Price in US$/Share)		SGX-ST (Price in Singapore $/Share)
	High	Low	High	Low
Annual High and Low
Fiscal 2000	38.00	9.69	64.00	16.60
Fiscal 2001	23.81	8.10	41.00	14.90
Fiscal 2002	15.05	4.20	27.90	8.15
Fiscal 2003	10.50	5.65	18.90	10.10
Fiscal 2004	12.59	7.73	20.40	13.80

Quarterly High and Low
Fiscal 2003:
First Quarter	10.50	6.26	18.90	11.50
Second Quarter	8.55	6.10	14.70	11.10
Third Quarter	7.75	5.65	13.70	10.10
Fourth Quarter	8.30	6.06	14.70	10.70

Fiscal 2004
First Quarter	11.08	7.73	19.00	13.80
Second Quarter	11.29	9.97	19.30	17.00
Third Quarter	12.59	10.11	20.40	17.10
Fourth Quarter	11.34	9.35	18.90	16.10

Monthly High and Low
March 2004	11.45	10.11	18.40	17.10
April 2004	11.34	10.04	18.90	17.30
May 2004	10.30	9.35	17.70	16.10
June 2004	10.39	9.57	18.10	16.80
July 2004	10.12	9.50	18.00	16.80
August 2004	10.39	9.69	18.00	17.10

As of August 20, 2004, there were approximately 14,233 shareholders of record of the ordinary shares, of which approximately 260 were registered in the US, and approximately 13,973 in Singapore. Because many of the US shares are held by brokers and other institutions on behalf of shareholders, Creative is unable to estimate the total number of shareholders represented by these US record holders.

On August 20, 2004, the closing price of Creative’s ordinary shares on the NASDAQ National Market was $10.24 and on the SGX-ST was S$17.60.

THE CREATIVE NETWORK

Worldwide Corporate Headquarters

Creative Technology Ltd.
31 International Business Park,
Creative Resource,

Singapore 609921

Tel: +65-6895 4000

Fax: +65-6895 4999

Website: www.creative.com

US Headquarters

Creative Labs, Inc.

1901 McCarthy Boulevard,

Milpitas, CA 95035

Tel: +1-408-428 6600

Fax: +1-408-428 6611

Europe Headquarters

Creative Labs (Ireland) Ltd.

Ballycoolin Business Park,

Blanchardstown, Dublin 15, Ireland

Tel: +353-1-820 6444

Fax: +353-1-820 9557

INSIDE USA

Operations Center

5555 Auto Mall Parkway,

Fremont, CA94538

Tel: +1-510-492 5000

Creative Labs Customer Response Center

1523 Cimarron Plaza,

Stillwater, Oklahoma 74075

Tel: +1-405-742 6600

Fax: +1-405-742 6644

Cambridge SoundWorks, Inc.

100 Brickstone Square, 5th Floor

Andover, MA 01810

Tel: +1-978-623 4400

Fax: +1-978-475 7265

Website: www.cambridgesoundworks.com

Broadxent, Inc.

188 Topaz Street, Milpitas, CA 95035

Tel: +1-408-719 5100

Fax: +1-408-262 1390

Website: www.broadxent.com

E-mu Systems, Inc.

1500 Green Hills Road, Suite 101

Scotts Valley, CA 95066

Tel: +1-831-438 1921

Fax: +1-831-438 8612

Website: www.emu.com

Creative Advanced Technology Center

1500 Green Hills Road, Suite 101

Scotts Valley, CA 95067

Tel: +1-831-440 2800

Fax: +1-831-438 8509

Website: www.sei.com

3Dlabs (Alabama) Inc.

9668 Madison Boulevard,

Madison, AL 35758

Tel: +1-256-319 1100

Fax: +1-256-319 1114

Website: www.3dlabs.com.

INSIDE ASIA

Singapore

Broadxent Pte Ltd

31 International Business Park,

Creative Resource,

Singapore 60991

Tel: +65-6890 5200

Fax: +65-6890 5269

China

Creative Future Computer Co. Ltd

15 WanQuanZhuang Road,

HaiDian District

Beijing, P.R.China 100089

Tel : +86-10-8255-1800

Fax: +86-10-8255-1108

Creative Technology (Qingdao) Co., Ltd

Huashan Township, Jimo City,

Qingdao, Shandong 266216

People’s Republic of China

Tel : +86-532-456-0336

Fax: +86-532-456-0338

Creative Technology (China) Co. Ltd

No.16 Lane 647, Songtao Road, Pudong

New District, Shanghai, People’s Republic of China 201203

Tel: +86-21-5027-0400

Fax: +86-21-5027-0401

Hong Kong

Creative Labs (HK) Limited

Units 2908 29/F, Tower 1, Metroplaza

223, Hing Fong Road

Kwai Fong, N.T.

Hong Kong

Tel: +852-2331 2930

Fax: +852-2331 2151

Japan

Creative Media K.K.

Kanda Eight Bldg.,

3F, 4-6-7 Soto-Kanda, Chiyoda-ku,

Tokyo 101-0021, Japan

Tel: +81-3-3256 5577

Fax: +81-3-3256 5221

INSIDE EUROPE

Malaysia

Cubic Electronics Sdn Bhd

No.1, Jalan T.U.43,

Taman Tasik Utama, Air Keroh,

75450 Melaka, Malaysia

Tel: +60-6-251 2888

Fax: +60-6-251 2999

Taiwan

Creative Labs Taiwan Co., Ltd

15F, No. 163, Sec. 1, Keelung Road,

Taipei, Taiwan, R.O.C. Zip Code: 110

Tel: +886-2-2748 2988

Fax: +886-2-2748 2989

Australia/New Zealand

Creative Labs Pty Ltd

Shop 3 - 5, 524 Parramatta Road

Petersham. NSW 2049

Australia

Tel: +61-2-9021 9800

Fax: +61-2-9021 9899

United Kingdom

Creative Labs (UK) Ltd

Unit 3, The Pavilions,

Ruscombe Business Park,

Ruscombe, Berkshire, RG10 9NN, UK Tel: +44-118-9344 322

Fax: +44-118-9320 271

3Dlabs Ltd

Meadlake Place

Thorpe Lea Road

Egham, Surrey, TW20 8HE, UK

Tel: +44-178-4470 555

Fax: +44-178-4470 699

Benelux

Creative Labs N.V.

Royal House, Coremansstraat 34 bus 2,

B-2600 Bercham

Tel: +32-3-2878777

Fax: +32-3-2308550

Denmark

Creative Labs A/S

Gydevang 39-41, DK-3450

Allerød, Denmark.

Tel: +45-48-244 322

Fax: +45-48-244 323

France

Creative Labs, SA

47/53 rue Raspail

92594 Levallois Perret Cedex, France

Tel: +33-1 55 21 33 50

Fax: +33-1 55 21 33 51

Germany

Creative Labs, GmbH

Feringastrasse 4,

85774 München-Unterföhring,

Germany

Tel: +49-89-992 8710

Fax: +49-89-9928 7122

Italy

Creative Labs Srl

Strada 4 ED A/2,

20090 Assago Milanofiori, (MI), Italy

Tel: +39-02-822 8161

Fax: +39-02-5750 0768

Poland

Creative Labs Sp. z o.o

02-708 Warsaw

ul. Bzowa 21, Poland

Tel: +48-22-853 02 65

Tel/Fax: +48-22-843 2283

Portugal

Creative Labs Lda.

Edificio Monsanto

Rua Alto do Montijo, Lt. 1 / 2

2794-088 CARNAXIDE

Tel: +351 214 169 010

Fax: +351 214 169 011

Spain

Creative Labs, S.L.

Constitución 1-4º, 3

Edificio Diagonal 2, 08960 Sant Just Desvern

Barcelona, Spain

Tel: +34-93-470 3150

Fax: +34-93-499 0811

Sweden

Creative Technologies Scandinavia AB

Spånga Center, Stormbyvägen 2-4,

163 29 Spånga, Sweden

Tel: +46-8-564 72020

Fax: +46-8-795 7835

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Sim Wong Hoo,	Chairman

Tan Lip-Bu,	Director

Tang Chun Choy,	Director

Lee Kheng Nam,	Director

CORPORATE HEADQUARTERS

31 International Business Park

Creative Resource

Singapore 609921

Tel: 65-6895-4000

US HEADQUARTERS

1901 McCarthy Boulevard

Milpitas CA 95035 USA

Tel: 1-408-428-6600

EUROPE HEADQUARTERS

Ballycoolin Business Park

Blanchardstown, Dublin 15

Republic of Ireland

Tel: 353-1-820-6444

CORPORATE COUNSEL

ASG Law Corporation

30 Raffles Place

#12-00 Caltex House

Singapore 048622

&

Morrison & Foerster LLP

Attorneys at Law

425 Market Street

San Francisco, CA 94105-2482 USA

COMPANY SECRETARY

Ng Keh Long

31 International Business Park

Creative Resource

Singapore 609921

REGISTRAR/TRANSFER AGENT

Lim Associates Pte Ltd

10 Collyer Quay

#19-08 Ocean Building

Singapore 049315

&

Mellon Investor Services

235 Montgomery Street

23rd Floor

San Francisco CA 94104 USA

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers

8 Cross Street #17-00

PWC Building

Singapore 048424

Supplementary Information

To Annual Report 2004

For The Year Ended June 30, 2004

(Incorporated in the Republic of Singapore)

CONTENTS

Directors’ Report	2

Statement By Directors	6

Auditors’ Report	7

Balance Sheet	8

Notes to the Balance sheet	9

Statistics of Shareholding	15

Corporate Directory	16

1

CREATIVE TECHNOLOGY LTD. AND SUBSIDIARY COMPANIES

DIRECTORS’ REPORT

- For the financial year ended 30 June 2004

The directors present their report to the members together with the audited financial statements of the Group for the financial year ended 30 June 2004 and the balance sheet of the Company at 30 June 2004. The audited financial statements of the Group are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The statutory financial statements of the Group and the balance sheet of the Company are presented in United States of America dollar (“US$”) as the principal currency in which the Company and its subsidiaries conduct their business is the US$.

1.	DIRECTORS

The directors of the Company at the date of this report are:

Sim Wong Hoo

Tan Lip-Bu

Tang Chun Choy

Lee Kheng Nam

2.	ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES AND DEBENTURES

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object was to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, other than as disclosed under “Employee Share Purchase and Stock Option Plans” on pages 3 to 4.

3.	DIRECTORS’ INTERESTS IN SHARES AND DEBENTURES

(a)	According to the register of directors’ shareholdings, the interests of the directors holding office at the end of the financial year in the share capital of the Company and related corporations were as follows:

	Holdings registered in the name of the director		Holdings in which the director is deemed to have an interest
Name of director	At 1.7.2003	At 30.6.2004	At 1.7.2003	At 30.6.2004
Creative Technology Ltd.
(Ordinary shares of S$0.25 each)
Sim Wong Hoo	25,984,602	25,984,602	—	—
Tan Lip-Bu	5,000	5,000	—	—
Tang Chun Choy	20,000	20,000	—	—
Lee Kheng Nam	21,050	2,050	10,000	10,000

In addition, by virtue of his interest of not less than 20% in the issued share capital of Creative Technology Ltd., Sim Wong Hoo is also deemed under the Companies Act to have interests in all of the Company’s subsidiaries.

2

CREATIVE TECHNOLOGY LTD. AND SUBSIDIARY COMPANIES

DIRECTORS’ REPORT

- For the financial year ended 30 June 2004

(b)	According to the register of directors’ shareholdings, certain of the directors holding office at 30 June 2004 had interests in the options to subscribe for ordinary shares of the Company granted pursuant to the Creative Technology (1999) Share Option Scheme (“1999 Scheme”):

	Holdings registered in the name of the director
Name of director	At 1.7.2003	At 30.6.2004
Creative Technology Ltd.
Tan Lip-Bu	80,000	80,000
Tang Chun Choy	80,000	80,000
Lee Kheng Nam	80,000	80,000

None of the directors of the Company at the end of the financial year had any interest in the debentures of the Company or any related corporations.

4.	DIRECTORS’ CONTRACTUAL BENEFITS

Since the end of the previous financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member or with a company in which he has a substantial financial interest, except as disclosed in this report.

5.	EMPLOYEE SHARE PURCHASE AND STOCK OPTION PLANS

Employee Share Purchase Plan

As approved by the shareholders in November 1999, the Company has adopted the 1999 Employee Share Purchase Plan that permits substantially all employees to purchase ordinary shares of the Company. Participating employees may purchase ordinary shares through regular payroll deductions accumulated during each offering period at a purchase price of 85% of the lower of the fair market value on the offering date or on the purchase date. Each offering period consists of four six months purchase periods, except for the first purchase period in the first offering period, which was four months. A total of 1.0 million ordinary shares were reserved for issuance under this plan. In addition, on each 1 July, the aggregate number of ordinary shares reserved for issuance under the plan shall be increased automatically by 1% of the total number of outstanding ordinary shares of the Company on the immediately preceding 30 June; provided that the aggregate shares reserved under this plan shall not exceed 5.0 million shares.

In financial year 2004, 2003 and 2002, 137,900, 282,700 and 248,000 shares were issued at a weighted average exercise price of US$5.71, US$5.24 and US$5.19 per share under the Company’s Employee Share Purchase Plan respectively.

Employee Stock Option Plans

In December 1994, the Company adopted the new Creative Technology Employees’ Share Option Scheme (the “New Plan”). Options granted under this plan were in accordance with Section 422(a) of the US Internal Revenue Code of 1986, as amended. On 13 November 1996, at a special meeting, shareholders approved certain changes to the New Plan to make it less restrictive. Under the amended New Plan, the total number of shares that could be granted was increased to an overall maximum of 15% of the issued share capital of the Company. The amended New Plan also provided for incentive stock options to be granted to employees of the Company on a quarterly basis, at the average market price established on the five days closing immediately prior to the date of grant. The options vested at the rate of 25% at the end of each anniversary of the grant date and were exercisable over a period not exceeding five years from the date of grant.

As of 6 October 1998, the Company is no longer subject to the listing rules of the Singapore Exchange but is required only to comply with the listing rules of NASDAQ, including rules governing stock option plans. Since many of the Company employees and shareholders are located in the United States of America, the Company has obtained shareholders’ approval on 30 December 1998 to replace the New Plan with the Creative Technology (1999) Share Option Scheme (“1999 Scheme”), which is more in accordance with US practice. The 1999 Scheme allows options to be granted to full-time employees as well as consultants and non-executive directors. The total number of shares that may be granted as options is 7.5 million provided that such amount shall be automatically increased on the first day (1 July) of each of the five financial years ending 30 June, 2001, 2002, 2003, 2004 and 2005 by four percent of the issued share capital of the Company as at the last day of the immediate preceding financial year. The Option Committee, made up of the Board of Directors has the discretion to decide

3

CREATIVE TECHNOLOGY LTD. AND SUBSIDIARY COMPANIES

DIRECTORS’ REPORT

- For the financial year ended 30 June 2004

5.	EMPLOYEE SHARE PURCHASE AND STOCK OPTION PLANS (Cont’d)

Employee Stock Option Plans (Cont’d)

the vesting schedule in the letter of offer. If it is not specifically stated in the letter of offer, 1/4 of the total amount of the grant vest on the first anniversary of the grant date and 1/48 of the total amount of the grant on the last day of each calendar month thereafter. The exercise price of options granted under the 1999 Scheme may be less than the fair market value of the shares as of the date of grant and the options expire after the tenth anniversary of the date of grant, except in the case of options granted to participants other than employees, options expire not later than the fifth anniversary of the date of grant.

In financial year 2002, the Company granted 7.1 million options under the 1999 Scheme at a weighted average exercise price of US$4.57. Options to acquire 2.9 million shares were granted in financial year 2002 below fair market value, resulting in a deferred share compensation of US$0.8 million being amortized over the vesting period of the underlying options. The 7.1 million options that were granted in financial year 2002 included 1.6 million of the Company’s options that were granted to assume 3Dlabs’ outstanding employee stock options.

In financial year 2003, the Company granted 0.4 million options at fair market value under the 1999 Scheme at a weighted average exercise price of US$6.99.

In financial year 2004, the Company granted 0.15 million options at fair market value under the 1999 Scheme at a weighted average exercise price of US$10.14.

A summary of options granted to employees and non-employee directors under the Company’s stock option plans is presented below:

	Options Outstanding
	Number of Shares (’000)	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (years)

Balance at 1 July 2003	10,592	6.59	7.19
Granted – at fair market value	150	10.14
Exercised	(1,517)	5.64
Cancelled	(304)	6.48

Balance at 30 June 2004	8,921	6.82	6.12

The total number of options exercisable at 30 June 2004, 2003 and 2002 under the New Plan and 1999 Scheme were 7,004,000, 6,866,000 and 4,031,000, respectively.

Subsidiary Stock Option Plan

In May 2000, the subsidiary adopted a separate stock option plan and employees were then granted options under this plan. The total number of shares that may be granted as options under the subsidiary 2000 Stock Option Plan (“2000 Plan”) is 8 million shares provided that such amounts shall be automatically increased on the first day (1 July) of each of the five financial years ending 30 June 2001, 2002, 2003, 2004 and 2005 by the lesser of (i) three hundred thousand shares or (ii) one percent of the issued share capital of the Company as at the last day of the immediately preceding financial year. The exercise price of options granted under the 2000 Plan may be less than the fair market value of the shares as of the date of grant and the options expire after the tenth anniversary of the date of grant. The 2000 Plan was terminated on 18 June 2004.

The subsidiary did not grant options in financial year 2002, financial year 2003 and financial year 2004.

4

CREATIVE TECHNOLOGY LTD. AND SUBSIDIARY COMPANIES

DIRECTORS’ REPORT

- For the financial year ended 30 June 2004

6.	AUDIT COMMITTEE

The Audit Committee of the Board of Directors was formed in 1992. The members of the Committee, two of whom are non-executive directors, are as follows:

Lee Kheng Nam (Chairman)

Tang Chun Choy

Sim Wong Hoo

In performing its functions, the Committee reviewed the audit plan and the overall scope of work of the external auditors. It met with the auditors to discuss the results of their examination and their evaluation of the system of internal accounting controls of the Company and its subsidiaries.

The Committee also reviewed the Balance Sheet of the Company and the consolidated financial statements of the Group as well as the auditors’ report thereon and recommended to the Board of Directors the nomination of PricewaterhouseCoopers as auditors of the Company at the forthcoming annual general meeting.

7.	AUDITORS

The auditors, PricewaterhouseCoopers have expressed their willingness to accept re–appointment.

On behalf of the directors

Sim Wong Hoo Director	Lee Kheng Nam Director

Singapore, 24 September 2004

5

CREATIVE TECHNOLOGY LTD. AND SUBSIDIARY COMPANIES

STATEMENT BY DIRECTORS

In the opinion of the directors,

(i)	the balance sheet of the company together with notes, as set out on pages 8 to 14 are drawn up so as to give a true and fair view of the state of affairs of the Company at 30 June 2004.

(ii)	the consolidated balance sheet, consolidated statements of operations, of cash flows, and of shareholders’ equity together with the notes as set out on pages 18 to 40 are drawn up so as to give a true and fair view of the state of affairs of the Group at 30 June 2004, and of the results of the business, cash flows and changes in equity of the Group for the financial year then ended; and

(iii)	at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the directors

Sim Wong Hoo Director	Lee Kheng Nam Director

Singapore, 24 September 2004

6

CREATIVE TECHNOLOGY LTD. AND SUBSIDIARY COMPANIES

AUDITORS’ REPORT

to the members of Creative Technology Ltd.

(In compliance with the requirements of the Singapore Companies Act)

We have audited the consolidated financial statements of Creative Technology Ltd. and its subsidiary companies (the “Group”) as at 30 June 2004, and for the year ended 30 June 2004, in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). The consolidated financial statements of the Group are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). We reported separately on these financial statements of the Group on 24 September 2004 and our report is included thereon.

The balance sheet of Creative Technology Ltd. (the “Company”) as at 30 June 2004 and notes therein as set out on pages 8 to 14 is presented as required by the Singapore Companies Act, Cap.50 (the “Act”). Our audit of the consolidated financial statements referred to above included an audit of the balance sheet of the Company. In our opinion, this balance sheet presents fairly the information set forth therein, in all material respects in relation to the consolidated financial statements taken as a whole.

In our opinion,

(a)	the accompanying balance sheet of the Company and consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Act, so as to give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2004, and the results, cash flows and changes in equity of the Group for the financial year ended on that date; and

(b)	the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

PricewaterhouseCoopers

Certified Public Accountants

Singapore, 24 September 2004

7

CREATIVE TECHNOLOGY LTD.

BALANCE SHEET

- As at 30 June 2004

	Note	2004 US$’000	2003 US$’000
ASSETS
Current assets
Cash and cash equivalents	3	153,754	175,734
Accounts receivable	4	4,513	3,966
Inventories	5	97,978	32,557
Other assets and prepaids	6	17,665	4,038

Total current assets		273,910	216,295
Property, plant and equipment	7	6,796	8,599
Other non-current assets		6,742	1,284
Interest in subsidiaries	8	540,871	288,573

Total assets		828,319	514,751

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable		62,556	34,527
Accrued liabilities	9	32,514	24,275
Income taxes payable	10	8,041	14,042
Current portion of long-term obligations	11	50	50

Total current liabilities		103,161	72,894
Amount due to subsidiaries	8	22,369	7,275
Long-term obligations	11	93	146
Deferred taxation	10	7,200	1,600

Total liabilities		132,823	81,915

Shareholders’ equity
Share capital	12	7,952	7,713
Additional paid-in capital	13	294,207	282,805
Revaluation reserve	14	151,153	14,189
Retained earnings		242,184	128,129

Total shareholders’ equity		695,496	432,836

Total liabilities and shareholders’ equity		828,319	514,751

The accompanying notes form an integral part of this balance sheet.

Auditors’ Report – Page 7.

8

CREATIVE TECHNOLOGY LTD.

NOTES TO THE BALANCE SHEET

These notes form an integral part of and should be read in conjunction with the accompanying balance sheet.

1.	GENERAL

The Company is domiciled and incorporated in Singapore and is listed on both the Singapore Exchange and NASDAQ National Market. The address of its registered office is :

31 International Business Park

Creative Resource

Singapore 609921

The principal activities of the Company consists of the design, manufacture and distribution of digitised sound and video boards, computers and related multimedia and personal digital entertainment products.

The Company is required to prepare balance sheet of the Company in accordance with the provisions of the Singapore Companies Act, Cap.50 (the “Act”) for filing with the Accounting and Corporate Regulatory Authority (“ACRA”).

With effect from financial year commencing 1 January 2003, under the Companies (Accounting Standards for Listed Companies) Order 2003 of the Singapore Companies (Amendment) Act, where a Singapore Exchange (“SGX”) listed company is also listed on a foreign exchange which requires the company to comply with accounting standards other than Financial Reporting Standards, the company shall apply these alternative accounting standards if they are approved accounting standards by SGX and the company has notified the Registrar its intention. As the accounting principles generally accepted in the United States (“US GAAP”) is an approved accounting standards and the Company has notified the Registrar of its intention, the Company balance sheet has been prepared in accordance with US GAAP.

Previously, the Company prepared its Company financial statements in accordance with Singapore Statements of Accounting Standards (“SAS”). The change in the accounting standards adopted does not have material impact on the accounting policies and figures presented on the Company balance sheet for the financial year ended 30 June 2003, except for the reclassification of certain balances arising from the equity accounting of the net asset values of its subsidiaries, as disclosed in Note 13 to the balance sheet.

The balance sheet of the Company should be read in conjunction with the consolidated financial statements, its basis of preparation and significant accounting policies. The US consolidated financial statements are prepared in accordance with US GAAP and is included in the annual report of the Company.

The financial statements are expressed in US$ as the principal currency in which the Company conducts its business is the US$.

2.	SIGNIFICANT ACCOUNTING POLICY

Subsidiaries

For the purpose of presenting the standalone Company balance sheet in accordance with US GAAP, the Company equity accounted for its share of the net asset values of the respective subsidiary and associated companies.

3.	CASH AND CASH EQUIVALENTS

	2004 US$’000	2003 US$’000
Cash and bank balances	28,936	7,202
Fixed rate deposits	124,818	168,532

	153,754	175,734

9

CREATIVE TECHNOLOGY LTD.

NOTES TO THE BALANCE SHEET

4.	ACCOUNTS RECEIVABLE

	2004 US$’000	2003 US$’000
Accounts receivable (trade)	8,576	8,714
Less: Provision for doubtful trade debts and sales return	(4,063)	(4,748)

	4,513	3,966

5.	INVENTORIES

	2004 US$’000	2003 US$’000
Raw materials	65,208	15,000
Work-in-progress	13,452	2,347
Finished products	19,318	15,210

	97,978	32,557

6.	OTHER ASSETS AND PREPAIDS

	2004 US$’000	2003 US$’000
Prepaid royalties	177	663
Prepaid sales taxes	3,006	1,156
Tax recoverable	13,965	1,703
Prepaid expenses, other receivables and deposits	517	516

	17,665	4,038

7.	PROPERTY, PLANT AND EQUIPMENT

	Machinery and equipment US$’000	Furniture, fixtures and office equipment US$’000	Leasehold improvements US$’000	Total US$’000
Cost
– At 1 July 2003	19,495	22,903	4,173	46,571
Additions, at cost	788	1,806	169	2,763
Disposals/ write off, at cost	(325)	(463)	—	(788)

– At 30 June 2004	19,958	24,246	4,342	48,546
Accumulated depreciation
– At 1 July 2003	(13,969)	(19,947)	(4,056)	(37,972)
Depreciation charges	(2,151)	(2,233)	(136)	(4,520)
Disposals/ write off, at cost	282	460	—	742

– At 30 June 2004	(15,838)	(21,720)	(4,192)	(41,750)

Net book value
– At 30 June 2004	4,120	2,526	150	6,796

– At 30 June 2003	5,526	2,956	117	8,599

Included in the above are fixed assets of the Company acquired under capital leases with net book value of US$128,000 (2003: US$182,000) [see Note 11].

10

CREATIVE TECHNOLOGY LTD.

8.	NET INTEREST IN SUBSIDIARIES

	2004 US$’000	2003 US$’000
Unquoted equity shares, at cost	236,790	236,790
Less: Share of losses of subsidiaries	(272,321)	(353,106)
Add: Revaluation reserve (Note 14)	151,153	14,189

	115,622	(102,127)
Amount due from subsidiaries
– trade	137,307	38,863
– non-trade	287,942	351,837

	540,871	288,573

Amount due to subsidiaries
– trade	(15,126)	(6,451)
– non-trade	(7,243)	(824)

	(22,369)	(7,275)

	518,502	281,298

The amounts due from and due to subsidiaries (non-trade) are interest free, unsecured and are not expected to be repaid within the 12 months after the balance sheet date.

9.	ACCRUED LIABILITIES

	2004 US$’000	2003 US$’000
Marketing accruals	1,165	2,457
Payroll accruals	8,022	7,418
Royalty accruals	2,540	2,083
Other accruals	20,787	12,317

	32,514	24,275

10.	INCOME TAXES

(a)	The Company was granted a Pioneer Certificate in 1990 under the Singapore Economic Expansion Incentives (Relief from Income Tax) Act, Cap. 86 for the design and manufacture of digital computer video, audio and multimedia products, including personal computers and related components, chipsets and software but not including interest income. The Pioneer Certificate exempted income derived from such activities (“Pioneer Income”) from tax in Singapore, subject to certain conditions. The Pioneer Certificate expired in March 2000.

The Company was granted a new Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Under the new Pioneer Certificate, profits arising from qualifying activities will be exempted from income tax in Singapore, subject to certain conditions. As a result of obtaining the new Pioneer Certificate, financial year 2004 tax write-back includes a US$12.3 million reversal of income taxes. The reversal was related to corporate taxes provided for in full for profits arising from qualifying activities from the commencement date of the new Pioneer Certificate until the second quarter of financial year 2004, based on the standard tax rates of 24.5% for financial year 2001 and 22% for financial year 2002 and 2003 and 20% for financial year 2004. These standard corporate income tax rates continue to be applicable to profits arising from activities excluded from the new Pioneer Certificate. The estimated tax recoverable has been recorded on the balance sheet as disclosed in Note 6.

11

CREATIVE TECHNOLOGY LTD.

NOTES TO THE BALANCE SHEET

10.	INCOME TAXES (Cont’d)

(b)	Movements in provision for current tax

	2004 US$’000	2003 US$’000
Balance at the beginning of the year	14,042	15,310
Income tax paid	(6,401)	(9,344)
Current year’s tax expense on profit	400	8,076

Balance at the end of the year	8,041	14,042

(c)	Movements in provision for deferred tax

	2004 US$’000	2003 US$’000
Balance at the beginning of the year	1,600	3,120
Current deferred tax provision	5,600	—
Write back during the year	—	(1,520)

Balance at the end of the year	7,200	1,600

	2004 US$’000	2003 US$’000
The deferred tax arose as a result of:
Accelerated tax depreciation	—	387
Provisions	—	1,242
Foreign exchange	—	170
Unremitted foreign source income	7,135	—
Others	65	(199)

Balance at the end of the year	7,200	1,600

11.	LONG-TERM OBLIGATIONS

	2004 US$’000	2003 US$’000
Capital leases and hire purchase contracts
Minimum lease obligations:
Within 1 year	68	68
Within 2 to 5 years	114	185

	182	253
Less: amounts representing interest	(39)	(57)

Total capital lease obligations	143	196

Representing lease liabilities:
Current	50	50
Non-current	93	146

	143	196

The liability is secured on the property, plant and equipment acquired under capital lease contracts (see Note 7).

12

CREATIVE TECHNOLOGY LTD.

12.	SHARE CAPITAL

(a)	Authorised ordinary share capital

The total authorised number of ordinary shares is 200 million shares (2003: 200 million shares) with a par value of S$0.25 per share (2003: S$0.25 per share).

(b)	Issued ordinary share capital

	2004 US$’000	2003 US$’000
81,369,048 (2003: 79,714,078) ordinary shares of S$0.25 each	7,952	7,713

The Company issued shares during the financial year as follows:

(i)	1,517,000 ordinary shares of S$0.25 each were issued at a weighted average exercise price of approximately US$5.64 per share for cash, upon the exercise of options granted under the Company’s share option plans.

(ii)	137,900 ordinary shares of S$0.25 each were issued at a weighted average exercise price of approximately US$5.71 per share for cash, under the Company’s Employee Share Purchase Plan (“ESPP”).

The newly issued shares rank pari passu in all respects with the previously issued shares.

Set below is a summary of the share option information under all plans:

	Options Outstanding
	Number of Shares (’000)	Weighted Average Exercise Price (US$)
Balance at 1 July 2003	10,592	6.59
Granted – at fair market value	150	10.14
Exercised	(1,517)	5.64
Cancelled	(304)	6.48

Balance at 30 June 2004	8,921	6.82

13.	ADDITIONAL PAID-IN CAPITAL

The Company previously prepared financial statements in accordance with Singapore Statements of Accounting Standards and stated its investments in subsidiaries at the Company’s share of net assets values of the respective subsidiaries.

Surpluses arising on revaluation were taken directly to reserves except where deficits had arisen from previous revaluations, which had been dealt with in the income statements. In those circumstances, surpluses were offset against those previous deficits in the income statements and any net surpluses were taken directly to reserves. Deficits were taken to reserves only where there were surpluses arising from previous revaluations, otherwise they were dealt with in the Company’s income statement.

Under US GAAP, the Company has equity accounted for its share of the net asset values of the respective subsidiaries, and surpluses and deficits are taken to the retained earnings through the income statement. Unrealised gains/(losses) on revaluation of investments of subsidiaries are taken directly to the revaluation reserve. The result of this difference in accounting for the net asset values of the subsidiaries is the reclassification of certain revaluations reserves in prior year to retained earnings in the current year. There is no material impact on the total assets and shareholders’ equity balance. Comparatives presented in this balance sheet has been reclassified to conform with the requirements of US GAAP.

13

CREATIVE TECHNOLOGY LTD.

NOTES TO THE BALANCE SHEET

13.	ADDITIONAL PAID-IN CAPITAL (Cont’d)

	2004 US$’000	2003 US$’000
Amortised portion of deferred share compensation	14,454	12,198
Arising on issuance of warrants and options in connection with the acquisition of subsidiaries	6,951	6,951
Capital redemption reserve	3,825	3,825
Share premium	268,977	259,831

	294,207	282,805

(a)	The movement in the amortised portion of deferred share compensation expense during the year is as follows:

	Deferred share compensation US$’000	Unamortised amount US$’000	Amortised portion of deferred share compensation US$’000
Balance at the beginning of the year	16,502	(4,304)	12,198
Reversal due to cancellation of unvested options	(58)	58	—
Amortised during the year	—	2,256	2,256

Balance at the end of the year	16,444	(1,990)	14,454

(b)	The movement in the share premium account during the year is as follows:

	2004 US$’000	2003 US$’000
Balance at the beginning of the year	259,831	255,879
Share issuance during the year	9,146	3,952

Balance at the end of the year	268,977	259,831

14.	REVALUATION RESERVE

The revaluation reserve comprised the unrealised gains/(losses) on revaluation of investments held by the subsidiaries.

The movement in the revaluation reserve account during the year is as follows:

	2004 US$’000	2003 US$’000
Balance at the beginning of the year	14,189	20,636
Share of unrealised gains/(losses) on investments of certain subsidiaries	136,964	(6,447)

Balance at the end of the year (Note 8)	151,153	14,189

15.	FAIR VALUE OF FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities. The amounts shown for long term obligations also approximate fair value because current interest rates charged to the Company for debts of similar maturities are substantially the same.

16. AUTHORISATION OF FINANCIAL STATEMENTS

The balance sheet of the Company and the consolidated financial statements of the Group were authorised for issue in accordance with a resolution of the Board of Directors of Creative Technology Ltd. on 24 September 2004.

14

CREATIVE TECHNOLOGY LTD.

STATISTICS OF SHAREHOLDING

-As at 20 August 2004

Authorised Share Capital	:	S$50,000,000
Issued and Fully Paid Up Capital	:	S$20,360,805
Class of Shares	:	Ordinary Shares of S$0.25 each with equal voting rights

Size of Shareholding	Number of Shareholders	Percentage of Shareholders (%)	Number of Shares	Percentage of Shares (%)
1 - 999	8,805	61.86	2,453,411	3.01%
1,000 - 10,000	5,283	37.12	10,030,221	12.32%
10,001 - 1,000,000	136	0.96	6,970,382	8.56%
1,000,001 and over	9	0.06	61,989,205	76.11%

Total	14,233	100.00%	81,443,219	100.00%

TOP TWENTY SHAREHOLDERS

Name of Shareholder		Number of Shares	Percentage (%)
1	Citibank Nominees Singapore Pte Ltd	12,051,480	14.80%
2	Sim Wong Hoo	9,381,552	11.52%
3	Raffles Nominees Pte Ltd	8,721,241	10.71%
4	Merrill Lynch (Singapore) Pte Ltd	8,688,638	10.67%
5	DBS Nominees Pte Ltd	8,587,060	10.54%
*6	CEDE & Co	6,587,297	8.09%
7	HSBC (Singapore) Nominees Pte Ltd	3,305,681	4.06%
8	Ng Kai Wa & Ng Sin Choon	2,600,000	3.19%
9	United Overseas Bank Nominees Pte Ltd	2,066,256	2.54%
10	Overseas-Chinese Bank Nominees Pte Ltd	953,876	1.17%
11	UOB Kay Hian Pte Ltd	705,210	0.87%
12	Phillip Securities Pte Ltd	313,630	0.39%
13	Western Properties Pte Ltd	257,000	0.31%
14	DB Nominees (Singapore) Pte Ltd	254,882	0.31%
15	Kim Eng Securities Pte Ltd	207,200	0.25%
16	OCBC Securities Private Ltd	202,300	0.25%
17	OPH Investment Trading Pte Ltd	200,000	0.24%
18	G K Goh Stockbrokers Pte Ltd	181,254	0.22%
19	Tee Goon Eng	162,100	0.20%
20	Lim & Tan Securities Pte Ltd	151,300	0.19%

	Total	65,577,957	80.52%

*	A nominee name used by The Depository Trust Company of New York to register shares in.

	Number of Ordinary Shares
Substantial Shareholders	Direct Interest	Deemed Interest
Sim Wong Hoo	25,984,602	—
Causeway Capital Management LLC	—	4,707,074

15

CREATIVE TECHNOLOGY LTD.

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Sim Wong Hoo, Tan Lip-Bu, Tang Chun Choy, Lee Kheng Nam,	Chairman Director Director Director

CORPORATE HEADQUARTERS

31 International Business Park

Creative Resource

Singapore 609921

Tel: 65-6895-4000

US HEADQUARTERS

1901 McCarthy Boulevard

Milpitas CA 95035 USA

Tel: 1-408-428-6600

EUROPE HEADQUARTERS

Ballycoolin Business Park

Blanchardstown, Dublin 15

Republic of Ireland

Tel: 353-1-820-6444

CORPORATE COUNSEL

ASG Law Corporation

30 Raffles Place

#12-00 Caltex House

Singapore 048622

&

Morrison & Foerster LLP

Attorneys at Law

425 Market Street

San Francisco, CA 94105-2482 USA

COMPANY SECRETARY

Ng Keh Long

31 International Business Park

Creative Resource

Singapore 609921

REGISTRAR/TRANSFER AGENT

Lim Associates Pte Ltd

10 Collyer Quay

#19-08 Ocean Building

Singapore 049315

&

Mellon Investor Services

235 Montgomery Street

23rd Floor

San Francisco CA 94104 USA

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers

8 Cross Street #17-00

PWC Building

Singapore 048424

Audit Partner: Ms Deborah Ong

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